Exhibit 2.1

EXECUTION COPY

MERGER AGREEMENT

by and among

GOOGLE INC.,

AREOPAGUS INC.

and

APIGEE CORPORATION

Dated September 7, 2016

i

ii

iii

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 7, 2016 by and among Google Inc., a Delaware corporation (“Parent”), Areopagus Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Apigee Corporation, a Delaware corporation (the “Company”). All capitalized terms that are not defined elsewhere in this Agreement shall have the respective meanings assigned thereto in Annex A.

W I T N E S S E T H:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth herein, Merger Sub will merge with and into the Company (the “Merger”), and each share (each a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) then outstanding (other than Excluded Shares (as defined below)) will thereupon be cancelled and converted into the right to receive seventeen Dollars and forty cents ($17.40) in cash, without interest (the “Merger Consideration”).

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) approved the execution and delivery of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the stockholders of the Company (the “Company Stockholders”) adopt this Agreement.

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and certain stockholders of the Company are entering into a Voting Agreement (the “Voting Agreement”), pursuant to which and subject to the terms of Section 1.03 of the Voting Agreement, among other things, each such stockholder has agreed to vote all of the Shares controlled by such stockholder in favor of the approval of the execution and delivery of this Agreement and the transactions contemplated hereby, including the Merger and against any other Acquisition Proposal.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger and a wholly owned subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.” Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL. The time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

Section 1.2 The Surviving Corporation of the Merger.

(a) Certificate of Incorporation and Bylaws of the Surviving Corporation.

(i) Certificate of Incorporation. Subject to the terms of Section 7.10, at the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A hereto and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such Certificate of Incorporation.

(ii) Bylaws. Subject to the terms of Section 7.10, at the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; provided, however, that at the Effective Time the Bylaws of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Apigee Corporation.”

(b) Directors and Officers of the Surviving Corporation.

(i) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(ii) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly appointed.

Section 1.3 General Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Effect of the Merger on Capital Stock of the Merging Corporations.

(a) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Common Stock of the Company.

(i) Generally. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any other Person, other than as otherwise set forth in this Section 1.4(b), each Share that is outstanding immediately prior to the Effective Time (including Shares resulting from the deemed exercise of the Warrant in accordance with Section 1.4(d), but excluding (i) Cancelled Shares or (ii) Dissenting Shares, which Dissenting Shares shall have only those rights set forth in Section 1.4(b)(iii) (the Shares described in the preceding clauses (i) and (ii), collectively, “Excluded Shares”)) shall be canceled and extinguished and automatically converted into the right to receive the Merger Consideration upon the surrender of the certificate, if any, representing such Share or the transfer of such non-certificated Shares represented by book entry (“Uncertificated Shares”) in the manner provided in Section 2.2(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.2(d)); provided, however, that the Merger Consideration and other similarly dependent items shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time; provided, further, that nothing in the foregoing proviso shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable in respect thereof pursuant to this Section 1.4(b)(i). The Merger Consideration issued upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, a certificate representing Shares is presented to the Surviving Corporation for any reason, then such certificate shall be canceled and exchanged for the Merger Consideration in accordance with this Section 1.4(b).

(ii) Cancelled Shares. Notwithstanding anything to the contrary set forth herein, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any other Person, each Share that is owned by Parent, Merger Sub or the Company, including any Shares held in the treasury of the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time (“Cancelled Shares”), shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, Shares issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL (in such case, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with regard thereto except with regard to such holders’ right to receive the fair value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL); provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.4(b)(i), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Shares (or written threats thereof), any written withdrawal or purported withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent shall have the opportunity and right to participate in and direct all negotiations and Legal

Proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, or approve the withdrawal of, any such demands or agree to do any of the foregoing.

(c) Stock Awards of the Company.

(i) Stock Options. Except as provided in this Section 1.4(c)(i) no outstanding Company Options (whether vested or unvested) shall be assumed, continued or substituted by Parent or the Surviving Corporation. Notwithstanding anything in this Agreement to the contrary, any Company Option with an applicable exercise price per Share that is equal to or exceeds the Merger Consideration shall be immediately cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof. The Company agrees to cause the Company Board (or a committee thereof) to adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.4(c)(i). The cancellation or substitution, as applicable, of a Company Option as provided in this Section 1.4(c)(i) shall be deemed the termination, and satisfaction in full of, any and all rights the holder had or may have had in respect of such Company Option.

(A) Vested Stock Options. At the Effective Time, each Vested Company Option outstanding immediately prior to the Effective Time shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into, and shall become a right to receive, an amount in cash, without interest, equal to the product of (x) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Vested Company Option, multiplied by (y) the total number of Shares issuable upon the exercise in full of such Vested Company Option (the “Vested Option Consideration”). As soon as practicable (and in no event more than thirty calendar days) following the Closing, Parent shall cause the Surviving Corporation to pay to each holder of a Vested Company Option the Vested Option Consideration (if any), less applicable Taxes.

(B) Unvested Stock Options. At the Effective Time, each Unvested Company Option outstanding immediately prior to the Effective Time shall be assumed and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Unvested Company Option, multiplied by (y) the total number of Shares issuable upon the exercise in full of such Unvested Company Option (the “Unvested Option Consideration”), with payment of such Unvested Option Consideration, less applicable Taxes, to be made in accordance with the vesting schedule applicable to such Unvested Company Option immediately prior to the Effective Time; provided, that such holder remains employed by or otherwise in service to Parent, the Surviving Corporation or their respective Subsidiaries on each applicable vesting date, subject to the terms and conditions of the Unvested Payment Plan.

(ii) Restricted Stock Units. Except as provided in this Section 1.4(c)(ii) no outstanding Restricted Stock Units shall be assumed, continued or substituted by Parent or the Surviving Corporation. The Company agrees to cause the Company Board (or a committee thereof) to adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.4(c)(ii). The cancellation or assumption, as applicable, of an award of Restricted Stock Units as provided in this Section 1.4(c)(ii) shall be deemed the termination, and satisfaction in full of, any and all rights the holder had or may have had in respect of such award of Restricted Stock Units.

(A) At the Effective Time, each Restricted Stock Unit held by an individual who is an active employee of the Company or its Subsidiaries immediately prior to the Effective Time which is outstanding immediately prior to the Effective Time shall be assumed and converted into an Alphabet Stock Unit to acquire Alphabet Common Stock in respect of that number of shares of Alphabet Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock underlying such Restricted Stock Unit multiplied by (ii) the Stock Award Exchange Ratio. Each Alphabet Stock Unit so assumed and converted shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the Restricted Stock Unit prior to the Effective Time (but, taking into account any changes thereto provided for in the Company Equity Incentive Plans or in the underlying award agreement by reason of this Agreement or the transactions contemplated thereby).

(B) At the Effective Time, each Restricted Stock Unit held by an individual who is a former employee of the Company or its Subsidiaries immediately prior to the Effective Time (other than an individual described in Section 1.4(c)(ii)(C)(y)) which is outstanding immediately prior to the Effective Time shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration multiplied by (y) the total number of Shares subject to such award of Restricted Stock Units (the “Restricted Stock Unit Consideration”). As soon as practicable (and in no event more than thirty calendar days) following the Closing, Parent shall cause the Surviving Corporation to pay to each holder of Restricted Stock Units the Restricted Stock Unit Consideration, less any applicable Taxes.

(C) Immediately prior to the Effective Time, each Restricted Stock Unit held by (x) a Person other than an individual described in Section 1.4(c)(ii)(A) or Section 1.4(c)(ii)(B) (y) any non-employee member of the Company Board or any consultant or independent contractor to the Company or its Subsidiaries which is outstanding immediately prior to the Effective Time shall vest and be settled in shares of Company Common Stock and each such share of Company Common Stock shall be treated in accordance with Section 1.4(b) hereof.

(iii) Not later than the Effective Time, Parent shall deliver to the holders of Unvested Company Options and those Restricted Stock Units subject to Section 1.4(c)(ii) hereof any required notices setting forth such holders’ rights, if any, pursuant to the Unvested Payment Plan or Company Equity Incentive Plan, as applicable, and award documents and stating that such Unvested Company Options have been cancelled for no consideration pursuant to the first paragraph of Section 1.4(c)(i), assumed and converted into the right to receive Unvested Option Consideration pursuant to the Unvested Payment Plan or that such Restricted Stock Units have been assumed and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.4(c) after giving effect to the Merger and the terms of the relevant Company Equity Incentive Plan). Unless otherwise determined by Alphabet in its sole discretion prior to the Closing Date, Parent shall cause Alphabet to assume the Company Equity Incentive Plans effective as of the Effective Time and subject to adjustment based on the Stock Award Exchange Ratio.

(iv) Company ESPP. With respect to the Company ESPP, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that (A) the Purchase Period (as defined in the Company ESPP) in effect as of the date hereof shall be the final Purchase Period (such period, the “Final Purchase Period”) and no further Purchase Period will commence pursuant to the Company ESPP after the date hereof, (B) each individual participating in the Final Purchase Period on the date of this Agreement will not be permitted to (x) increase his or her payroll contribution rate pursuant to the Company ESPP from the rate in effect when the Final Purchase Period commenced or (y) make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, except as may be required by Applicable Law. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause the Final Purchase Period, to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than ten (10) Business Days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the Final Purchase Period, but otherwise treat the Final Purchase Period as a fully effective and completed Purchase Period for all purposes pursuant to the Company ESPP; and (C) cause the exercise (as of no later than ten (10) Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, the Company will apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the Company ESPP, and such Shares will be entitled to the Merger Consideration pursuant to Section 1.4(b) of this Agreement. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the Company ESPP.

(d) Warrant. No outstanding Warrant (whether vested or unvested) shall be assumed, continued or substituted by Parent or the Surviving Corporation. Any Warrant that is outstanding as of immediately prior to the Effective Time, with an applicable exercise price per Share that is less than the Merger Consideration immediately prior to the Effective Time shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into, and shall become a right to receive, such number of Shares as calculated in accordance with Section 1.2 and Section 1.6 of the Warrant and such Shares (if any) issued or issuable as a result of such deemed exercise of the Warrant shall be deemed to be Shares that are issued and outstanding immediately prior to the Effective Time for purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, any Warrant with an applicable exercise price per Share that is equal to or exceeds the Merger Consideration shall be immediately cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof. The Company agrees to cause the Company Board (or a committee thereof) to adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.4(d), including delivering written notice, in a form reasonably acceptable to Parent, to each holder of a Warrant, in accordance with the terms of the applicable Warrant, informing such holders of the effect of the Merger on the Warrant. The Company shall provide Parent a reasonable opportunity to review and comment upon such notice prior to delivery of such notice to the holders of the Warrant. The cancellation or substitution, as applicable, of a Warrant as provided in this Section 1.4(d) shall be deemed the termination, and satisfaction in full of, any and all rights the holder had or may have had in respect of such Warrant.

Section 1.5 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall have the authority to take all such lawful and necessary action.

ARTICLE II

THE CLOSING

Section 2.1 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower, Suite 3300, San Francisco, California, 94105, on a date and at a time to be agreed upon by Parent and the Company, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 2.2 Issuance of Merger Consideration After the Closing.

(a) Payment Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b) Payment Fund.

(i) Creation of Payment Fund. On or the Business Day following the Closing Date, Parent or the Surviving Corporation shall deposit (or cause to be deposited) with the Payment Agent, for payment to the holders of Shares pursuant to the provisions of Article I, an amount of cash equal to the product obtained by multiplying (x) the Merger Consideration by (y) the aggregate number of Shares issued and outstanding immediately prior to the Effective Time (excluding Cancelled Shares and Dissenting Shares) (such cash amount being referred to herein as the “Payment Fund”). From time to time following the Effective Time as required, Parent or the Surviving Corporation shall deposit (or cause to be deposited) with the Payment Agent additional cash in any amount necessary to enable the Payment Agent to pay any and all Merger Consideration payable hereunder. Any net profit resulting from, or interest produced by, such deposits shall be payable to the Surviving Corporation. The Payment Fund shall not be used for any other purpose other than to fund payments pursuant to this Section 2.2, except as set forth in this Agreement.

(ii) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Shares on the date that is six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Shares for the Merger Consideration pursuant to the provisions of Section 1.4(b) shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws), as general creditors thereof, for any payment of and claim to the applicable Merger Consideration (without interest thereon) to which such holders may be entitled pursuant to the provisions of Article I. Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 2.2(a) to pay for Shares for which appraisal rights have been perfected shall be delivered to Parent promptly (and in any event within two (2) Business Days) of Parent’s demand to the Payment Agent therefore; provided that in such case, until six (6) months after the Effective Time, Parent shall make available to the Payment Agent, as needed, the Merger Consideration to be paid in respect of such Shares to any holder thereof that withdraws or otherwise loses appraisal rights as set forth in this Agreement.

(c) Exchange Procedures. Promptly following the Effective Time, Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record of Shares as of immediately prior to the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4(b)(i): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Shares (excluding Cancelled Shares and Dissenting Shares) (or effective affidavits of loss in lieu thereof as provided in Section 2.2(d)) or transfer of Uncertificated Shares (excluding Cancelled Shares and Dissenting Shares) to the Payment Agent (as evidenced by receipt by the Payment Agent of an “agent’s message” in customary form or such other evidence as the Payment Agent may reasonably request); and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of Article I. Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Shares represented by a Certificate or Uncertificated Share (x) in the case of Shares represented by a Certificate, upon surrender to the Payment Agent of such Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Payment Agent or (y) in the case of a book-entry transfer of Uncertificated Shares promptly following the Closing. Until so surrendered or transferred, as the case may be, from and after the Effective Time each such Certificate or Uncertificated Share shall represent for all purposes only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of Article I. If Certificates or Uncertificated Shares are presented to the Surviving Corporation after the Effective Time for any reason, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth in Article I. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.

(d) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent (or if subsequent to the termination of the Payment Fund and subject to Section 2.2(b)(ii), Parent) shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit (in form and substance reasonably acceptable to the Payment Agent or Parent, as the case may be) of that fact by the holder thereof, the Merger Consideration issuable in respect thereof pursuant to Section 1.4(b)(i); provided, however, that the Surviving Corporation, Parent or the Payment Agent may, in their respective discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation, Parent or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(e) Transferred Shares. If a transfer of ownership of Shares is not registered in the stock transfer books or ledger of the Company, or if any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered in the stockholder books or ledger of the Company, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred (in each case, accompanied by all documents reasonably required by the Payment Agent or Parent) and (ii) the Person requesting such payment shall pay to the Payment Agent or Parent any transfer or other similar Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Payment Agent or Parent that such Tax has been paid or is not payable.

(f) Tax Withholding. Notwithstanding anything to the contrary set forth in this Agreement, each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under Applicable Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) No Liability. Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Shares for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the section of the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) that relates to such section or in any other section of the Company Disclosure Letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other section, and (ii) as disclosed in the SEC Reports publicly available prior to the date hereof, including without limitation the Annual Report on Form 10-K of the Company for the fiscal year ended July 31, 2015 (the “Company Form 10-K”) (other than (x) any documents incorporated by reference therein and (y) disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are similarly predictive or forward-looking in nature) (it being understood that (x) any matter disclosed in any SEC Reports will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent from text of such disclosure in such SEC Reports that it is applicable to such section of the Company Disclosure Letter and (y) this clause (ii) will not apply to any of

Section 3.1, Section 3.2, Section 3.5, Section 3.7, Section 3.8(a), Section 3.10(a) and Section 3.23), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company has the requisite power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the certificate of incorporation (the “Charter”) and bylaws (the “Bylaws”), as amended to date, of the Company. The Charter and Bylaws are in full force and effect on the date of this Agreement. The Company is not in violation of its Charter or Bylaws.

Section 3.2 Authorization and Enforceability.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby and to perform its covenants and other obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its covenants or other obligations hereunder, or the consummation of the transactions contemplated hereby (including the Merger), other than, in the case of the consummation of the Merger, obtaining the Requisite Stockholder Approval.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and by general principles of equity (collectively, the “Enforceability Limitations”).

(c) At a meeting duly called and held prior to the execution of this Agreement, the Company Board unanimously (as among the members of the Company Board present) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) approved the execution and delivery of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby, including the Merger, (iv) assuming the accuracy of the representations and warranties set forth in Section 4.5, took all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL will not apply with respect to or as a result of the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, (v) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at the Company Stockholder Meeting and (vi) resolved to recommend that the holders of Shares adopt this Agreement in accordance with the applicable provisions of Delaware Law.

(d) Assuming that the representations of Parent and Merger Sub set forth in Section 4.5 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Takeover Statutes will not be applicable to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting

Agreement. Other than Section 203 of the DGCL, no other Takeover Statute, or any comparable anti-takeover provision of the Charter, the Bylaws or any comparable governing documents of any of the Company’s Subsidiaries, applies to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting Agreement.

(e) The Company Board has received the written opinion (or an oral opinion confirmed in writing) of its financial advisor, Morgan Stanley & Co. LLC, substantially to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Common Stock (other than Excluded Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. Promptly after the execution and delivery of this Agreement, the Company will deliver a copy of such opinion to Parent for informational purposes only.

(f) Assuming the accuracy of the representations and warranties set forth in Section 4.5, the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote at a meeting of the holders of Company Common Stock called to consider the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Common Stock necessary (under Applicable Law, the Charter, the Bylaws or otherwise) to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.3 Required Governmental Approvals. No consent, approval, order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (a) the filing of the Certificate of Merger with the Delaware Secretary of State as required by Delaware Law, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the HSR Act and the Antitrust Laws of the Relevant Antitrust Jurisdictions, (d) the rules of Nasdaq, and (e) such other Consents the failure of which to obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 No Conflicts. The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Charter or Bylaws or other constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Consents set forth in Section 3.4 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other Liability under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 3.4 of the Company Disclosure Letter and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 Shares and 200,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of the close of business on September 2, 2016 (the “Determination Date”), (A) 30,464,596 Shares were issued and outstanding,

(B) 4,616,496 Shares were subject to outstanding Company Options and 207,123 Shares were subject to outstanding purchase rights under the Company ESPP, (C) 2,548,269 Shares were issuable in respect of outstanding Restricted Stock Units, (D) up to 3,495 Shares were issuable in respect of the Warrant, (E) no Shares were held by the Company as treasury shares and (F) no shares of Company Preferred Stock were issued and outstanding or held by the Company as treasury shares. Since the close of business on the Determination Date, the Company has not issued, granted or repurchased any Company Securities other than pursuant to the exercise of Company Options or settlement of Restricted Stock Units granted prior to the Determination Date. All outstanding Shares are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) 7,164,765 Shares are subject to issuance pursuant to Outstanding Stock Awards and 207,123 Shares were subject to purchase rights under the Company ESPP, in each case outstanding as of the close of business on the Determination Date. Since the Determination Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Stock Award, other than as permitted by Section 5.2. All Stock Awards have been validly granted and properly approved in accordance with all Applicable Law and the applicable Company Equity Incentive Plan.

(c) Except as set forth in this Section 3.5, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company, (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of the Company, being referred to collectively as “Company Securities”), (vi) no voting trusts, proxies, voting agreements or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company, (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound, and (viii) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Section 3.5(c) of the Company Disclosure Letter contains a correct and complete list as of the Determination Date of outstanding Company Options and Restricted Stock Units, including the holder, the location of employment of any holder that is a current employee of the Company as reflected in the current records of the Company, the Company Equity Incentive Plan under which the award was granted (if applicable), the date of grant, term (for Company Options), where applicable, number of Shares underlying such Company Security and, where applicable, exercise price and vesting schedule. Each Company Option (x) was granted with an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the effective date of such grant, (y) has a grant date identical to the grant date approved by the Company Board or the compensation committee of the Company Board, which is either the date on which the Company Option was awarded or a later date specified by the Company Board or the compensation committee of the Company Board and (z) was granted in material compliance with all Applicable Laws. No Subsidiary of the Company owns any Shares or any other Company Security.

(d) There are no accrued and unpaid dividends with respect to any outstanding Shares. The Company does not have a stockholder rights plan in effect.

(e) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for Company Securities with the right to vote) with the Company’s stockholders on any matter.

(f) Neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Company Securities.

Section 3.6 Subsidiaries.

(a) Section 3.6(a) of the Company Disclosure Letter contains a complete and accurate list as of the date hereof of each Subsidiary of the Company and the jurisdiction of organization thereof. Except for the Company’s Subsidiaries and marketable securities held for passive investment or cash management purposes maintained in the ordinary course of business (which holdings do not represent a material amount of securities of, or other material voting or material equity interest in any Person), the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person (or any security or other right, agreement or commitment convertible into or exercisable or exchangeable for, any equity or voting interest in any Person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity or voting interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable). Each of the Company’s Subsidiaries has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws (or equivalent organizational documents), as amended to date, of the Company’s Subsidiaries.

(c) All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable (and no such shares of capital stock or any other equity or voting interest have been issued in violation of any preemptive or similar rights) and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) other than Permitted Liens.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company, (iv) outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) (v) voting trusts, proxies, voting agreements or similar arrangements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (vi) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company to which any Subsidiary of the Company is a party or by which it is bound, or (vii) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

Section 3.7 SEC Reports.

(a) Since April 29, 2015 (the “Reference Date”), the Company has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law at or prior to the time so required, including any amendments or supplements thereto, and, after the date of this Agreement and until the Effective Time, the Company will file all forms, reports, schedules, statements and documents with the SEC that are required to be filed by it under Applicable Law at or prior to the time so required, including any amendments or supplements thereto (all such forms, reports, schedules, statements and documents, as amended or supplemented, filed or furnished since the Reference Date, together with any other forms, reports, schedules, statements or other documents filed or furnished (as applicable) by the Company with the SEC at or prior to the Effective Time that are not required to be so filed or furnished, the “SEC Reports”).

(b) Each SEC Report filed prior to the date hereof (or if amended prior to the date hereof, as of the date of the last such amendment) complied, or, in the case of SEC Reports filed after date hereof and prior to the Effective Time, will comply, as the case may be, as of its filing date, as to form with the applicable requirements of the Securities Act, the Exchange Act, or the Sarbanes-Oxley Act, as the case may be, and applicable rules and regulations promulgated thereunder, each as in effect on the filing date (or if amended prior to the date hereof, as of the date of the last such amendment), in all material respects. True, correct and complete copies of all SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or in the case of a registration statement under the Securities Act, at the time it was declared effective), each SEC Report (or if amended prior to the date hereof, as of the date of the last such amendment) did not, and will not, in the case of any SEC Report filed after the date hereof and prior to the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) Since the Reference Date, neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein), except in each case for such comments, questions, notices, investigations or reviews which have been fully resolved.

(d) None of the Company’s Subsidiaries is (or since the Reference Date has been) required to file any forms, reports, schedules, statements or other documents with the SEC.

(e) Since the Reference Date, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report, except as disclosed in certifications filed with the SEC Reports, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. Since the Reference Date, neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 3.8 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries (including, in each case, all notes and schedules thereto) filed in or furnished with the SEC Reports and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company SEC Financial Statements”), have been derived from the accounting books and records of the Company and its Subsidiaries and (i) have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by the Company during the periods and at the dates indicated (except as may be specifically indicated in the notes thereto), and (ii) fairly present in all material respects, or will present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). Except as required by GAAP and disclosed in the SEC Reports, between the Reference Date and the date of this Agreement, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(b) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed in accordance with the authorization of management, and (iv) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. Since the Reference Date and through the date of this Agreement, to the knowledge of the Company, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending July 31, 2016, and conclude, after such assessment, that such system was effective.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act and Sarbanes-Oxley Act with respect to such reports.

(d) Since the Reference Date, neither the Company nor any of its Subsidiaries (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or any material liabilities of, the Company or any its Subsidiaries in the Company’s consolidated financial statements or SEC Reports.

(f) Since the Reference Date, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since the Reference Date, no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(g) Since the Reference Date, and to the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Since the Reference Date, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(h) Section 3.8(h) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than Indebtedness reflected in the most recent publicly filed audited consolidated balance sheet of the Company and its Subsidiaries or Indebtedness incurred in the ordinary course of business since the date of the Balance Sheet, which is not material, individually or in the aggregate, to the Company or its Subsidiaries, taken as a whole.

(i) Section 3.8(i) of the Company Disclosure Letter sets forth the amount of cash held by the Company or its Subsidiaries as of the date of the Balance Sheet in each jurisdiction in which Company cash is held and the portion of such cash in each jurisdiction that constitutes “restricted” cash for purposes of GAAP.

Section 3.9 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet, (b) Liabilities under this Agreement, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger) and (d) Liabilities incurred in the ordinary course of business since the date of the Balance Sheet that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Absence of Certain Changes.

(a) From April 30, 2016, through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From April 30, 2016, through the date of this Agreement, (i) except for events giving rise to, or contemplated by, this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) the Company has not taken any action that would be prohibited by Section 5.2 (other than Sections 5.2(b), (g), (p), and other than Section 5.2(t) in respect of actions related to the foregoing subsections) if taken or proposed to be taken prior to the date of this Agreement.

Section 3.11 Material Contracts.

(a) Section 3.11(a) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof, other than Material Contracts required to be set forth in, and set forth in, Section 3.16(a) of the Company Disclosure Letter. The Company has delivered or made available to Parent complete and correct copies of each such Material Contract (including any material amendments or material waivers thereto).

(b) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) and is in full force and effect. Neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under any such Material Contract and no event has occurred that with notice or lapse of time or both would constitute a breach or default under any Material Contract by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, in each case other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending, or, to the knowledge of the Company, threatened with regard to any Material Contract and neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel, modify, terminate or not renew any Material Contract, in each case other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Compliance with Laws and Orders.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are and have been since the Reference Date in compliance with all Applicable Laws and Orders, including all applicable Anti-Corruption and Anti-Bribery Laws and Export and Import Control Laws; and (ii) as of the date of this Agreement neither the Company nor any of its Subsidiaries has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Authority alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order that remains outstanding or unresolved.

(b) None of the Company, any of its Subsidiaries or any director, officer or, to the knowledge of the Company, employee or agent of the Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to an act by any Governmental Authority; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977; or (iii) made any other unlawful payment under any other applicable Anti-Corruption and Anti-Bribery Laws or similar matters. Neither the Company nor any of its Subsidiaries has disclosed to any Governmental Authority that it violated or may have violated any Anti-Corruption and Anti-Bribery Laws or similar matters. To the knowledge of the Company, no Governmental Authority is investigating, examining or reviewing the Company’s compliance with any applicable provisions of Anti-Corruption and Anti-Bribery Laws or similar matters.

(c) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, Representative or Affiliate of the Company or any of its Subsidiaries has taken any action, directly or indirectly, that would result in a violation of Export and Import Control Laws or similar Applicable Laws imposing U.S., E.U. or U.K. economic sanctions measures, including any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the International Emergency Economic Powers Act, the Trading with the Enemy Act, or the Iran Sanctions Act, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, “Sanctions”). None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, Representative or Affiliate of the Company or any of its Subsidiaries is a Person that is the subject or target of Sanctions or designated as a “Specially Designated National” or “Blocked Person” by OFAC. Neither the Company nor any of its Subsidiaries has any assets, employees or offices in, and is not organized under the laws of any of Cuba,  Iran, Sudan, Syria, North Korea or Crimea.

Section 3.13 Permits. The Company and its Subsidiaries hold, and are in compliance with the terms of, all Permits required to conduct their businesses as currently conducted, and no suspension or cancellation of any such Permits is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, that remains outstanding or unresolved as of the date of this Agreement, except for such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Permits are in full force and effect.

Section 3.14 Legal Proceedings.

(a) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or, as of the date of this Agreement, against any current or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, that (i) involves an amount in controversy in excess of $100,000, (ii) seeks specific performance or injunctive relief that would be material to the Company and its Subsidiaries, taken as a whole or (iii) would otherwise be material to the Company, any of its Subsidiaries or any such current or former officer or director.

(b) Neither the Company nor any of its Subsidiaries or any of their assets, rights or properties (including Company Intellectual Property Rights) is or has been subject to any Order that (i) would prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement or (ii) is otherwise material to the Company or any of its Subsidiaries, taken as a whole.

Section 3.15 Taxes.

(a) The Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all material U.S. federal, state, local and non-U.S. Tax Returns required to be filed by any of them; and (ii) paid, or have reserved in accordance with GAAP on the face of the Balance Sheet (as opposed to the notes thereto) for the payment of, all material Taxes that are required to be paid (whether or not shown on a Tax Return). Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of such Balance Sheet outside of the ordinary course of business.

(b) The Company and each of its Subsidiaries has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all U.S. federal, state and non-U.S. income Taxes and social security charges, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld.

(c) No audits or other examinations with respect to any material amount of Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing to the Company. No adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Authority. No claim has been made by a Governmental Authority that the Company or any of its Subsidiaries is or may be subject to Tax in a jurisdiction in which it does not file Tax Returns.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which such waiver or extension is still in effect.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(f) There are no Liens for a material amount of taxes upon the assets of the Company or any of its Subsidiaries, other than Liens that are Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries will be required to include in income after the Closing Date a material amount of taxable income pursuant to Section 481 of the Code (or any similar provision of state, local or non-United States law) attributable to a change in method of accounting made before the Closing Date.

(h) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2) (or any similar provision of state, local or non-United States law).

(i) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law.

(j) The Company and its Subsidiaries are in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which the Company or its Subsidiaries do business.

Section 3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of each material Employee Plan, excluding offer letters or employment agreements terminable at-will without severance obligations other than those required by Applicable Law. With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (i) as applicable, the most recent annual report on Form 5500 filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions, or a written description of the terms of any material Employee Plan that is not in writing; (iv) any related trust agreements, insurance contracts, and insurance policies; (v) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan; (vi) with respect to each International Employee Plan, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (B) any document comparable to the determination letter referenced under clause (ii) above issued by a Governmental Authority relating to the satisfaction of Applicable Law necessary to obtain the most favorable tax treatment; and (vii) all other material Contracts relating to each Employee Plan, including administrative service agreements.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company or its Subsidiaries, each Employee Plan that is intended to be “qualified” under Section 401 of the Code (i) may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect and nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan or (ii) has a period of time remaining under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the “qualified” status of each such Employee Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company or its Subsidiaries, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

(d) Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has ever maintained, participated in or contributed to (or been obligated to contribute to), or has any actual or contingent Liability under or with respect to (i) an Employee Plan that was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code, or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(e) No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(f) Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is not exempt from Section 409A of the Code has in all material respects (A) been maintained and operated since January 1, 2005, in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any tax, penalty or interest under Section 409A and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and (B) since January 1, 2009, has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. Without limiting the generality of the foregoing, and in respect of each Company Option, either (i) the exercise price of such Company Option is not less than the fair market value (as determined pursuant to Treasury Regulations § 1.409A-1(b)(5)(iv)) of Company Common Stock on the date such Company Option was granted and the number of shares of Company Common Stock subject to each Company Option was fixed on the original date of grant of such Company Option (except in the case of anti-dilution or similar adjustments provided for in a Company Equity Incentive Plan or applicable equity award agreement) or (ii) such Company Option is in documentary compliance with, and the Company and its subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A.

(g) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger) will, except as otherwise contemplated by this Agreement, either alone or in conjunction with any other event, (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in the payment of any amount that would not be deductible by reason of

Section 280G of the Code or (v) limit or restrict the right of the Company to merge, amend or terminate any Employee Plan. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes that may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company or its Subsidiaries, no deduction for federal income tax purposes has been nor is any such deduction expected by the Company to be disallowed for remuneration paid by the Company or any of its Subsidiaries by reason of Section 162(m) or Section 404 of the Code including by reason of the transactions contemplated hereby.

(i) With respect to Employee Plans maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States (each, an “International Employee Plan”), and except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company or any of its Subsidiaries: (i) all employer and employee contributions to each International Employee Plan required by law or by the terms of such plan (including contributions to all mandatory fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction; (ii) the fair market value of the assets of each International Employee Plan, the liability of each insurer for any International Employee Plan funded through insurance or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Employee Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (iii) there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or its Subsidiaries relating to, or change in participation or coverage under, any International Employee Plan that would materially increase the expense of maintaining such International Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date of this Agreement; and (iv) each International Employee Plan has been maintained in good standing in all material respects with applicable Governmental Authorities.

Section 3.17 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more of its or their employees or other service providers and a union, trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). There are no organizing activities, certification proceedings or petition seeking a representation proceeding pending, or, to the knowledge of the Company, threatened or reasonably anticipated by any works council, union, trade union, or other labor-relations organization or entity (“Labor Organization”) with respect to any employees of the Company or any of its Subsidiaries. There are no lockouts, strikes, slowdowns or work stoppages pending, or, to the knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries, nor have there been any such lockouts, strikes, slowdowns or work stoppages or threats thereof with respect to any employees of the Company or any of its Subsidiaries.

(b) (i) The consummation of the transactions contemplated by this Agreement (including the Merger) will not entitle any person (including any Labor Organization) to any payments under any Collective Bargaining Agreement, or require the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of any Labor Organization and (ii) neither the Company nor any of its Subsidiaries has committed any material unfair labor practice in connection with the operation of their respective businesses.

(c) (i) The Company and its Subsidiaries have not received notice of any charge or complaint with respect to or relating to them pending before the United States Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, or notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, and (ii) there are no complaints or lawsuits, pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any such laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) To the knowledge of the Company neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the knowledge of the Company, neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority.

(e) Each of the Company and its Subsidiaries is in compliance with WARN. To the knowledge of the Company, since the Reference Date, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in WARN) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of WARN. To the knowledge of the Company, neither the Company nor its Subsidiaries has caused any of their respective employees to suffer an “employment loss” (as defined in WARN) during the ninety (90) day period prior to the date hereof, and there has been no termination which would trigger any notice or other obligations under WARN.

(f) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries at Radford level of 0 or 7 is in any respect in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other material obligation: (i) with or to the Company or its Subsidiaries or (ii) to a former employer relating (A) to the right to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information. To the knowledge of the Company no employee of the Company or any of its Subsidiaries at Radford level of 0 or 7 intends to terminate his or her employment.

Section 3.18 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property or any interest therein, nor is party to any agreement to purchase any real property or any interest therein.

(b) Section 3.18(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases, licenses, or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (such property, the “Real Property”). The Company has heretofore made available to Parent true, correct and complete and unredacted copies of all material Leases of Real Property (including all material modifications and material amendments thereto). The Company or its Subsidiaries have and own valid leasehold estates in the Leases and the Real Property, free and clear of all Liens other than Permitted Liens. The Company has delivered or made available to Parent a complete and accurate list of all of the existing material Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any of the Real Property or any interest therein. The Company and its Subsidiaries currently occupy all of the material Real Property necessary for the operation of their business and there are no other parties occupying or using or with a right to occupy or use such Real Property.

(c) All Real Property is suitable for the conduct of the business of the Company and its Subsidiaries as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) To the knowledge of the Company, there is no pending or threatened, appropriation, condemnation or similar proceedings affecting the Real Property or any part thereof or interest therein or of any sale of other disposition of the Real Property or any part thereof or interest therein in lieu of condemnation.

Section 3.19 Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except in each case for Permitted Liens or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect

Section 3.20 Intellectual Property Rights.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a complete and accurate list of the Company Registered IP.

(b) Each item of the Company Registered IP subsists and, to the knowledge of the Company, there is no information, materials, facts or circumstances that would render any Company Registered IP (other than applications and domain names) invalid or unenforceable.

(c) With respect to each item of Company Registered IP to which the Company in its reasonable business discretion has determined to maintain: (i) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark, domain registrars or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered IP; (ii) the Company is currently in compliance with all formal legal requirements with respect thereto, and (iii) the Company is not subject to any overdue maintenance fees or taxes, in the case of each of the foregoing except as would not reasonably be expected to be material to the conduct of the business of the Company and its Subsidiaries.

(d) To the knowledge of the Company, the operation of the business of the Company and its Subsidiaries, including the development, sale and distribution of the Company Products by the Company and its Subsidiaries, as it has been conducted since the Reference Date, and as currently conducted, has not infringed (whether directly or indirectly), misappropriated or otherwise violated and does not infringe (whether directly or indirectly), misappropriate or otherwise violate any Intellectual Property Right of any third Person.

(e) The Company or one of its Subsidiaries holds exclusive ownership of all material Company Intellectual Property Rights. To the knowledge of the Company, the Company and its Subsidiaries own all right, title and interest in the Company Intellectual Property Rights, free and clear of all Liens other than Permitted Liens. To the knowledge of the Company, there are no Legal Proceedings pending (other than ordinary course prosecution activities), or threatened to be brought by a third Person before any Governmental Authority (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is or was a party and in which claims are or were raised by a third Person relating to the validity, enforceability, scope, or ownership of any of the Company Intellectual Property Rights.

(f) The Company and each of its Subsidiaries have, at all times, acted in a reasonable and prudent manner with respect to the protection and preservation of the confidentiality of the Trade Secrets and other proprietary confidential information that are Company Intellectual Property Rights or were received by the Company or any of its Subsidiaries from third Persons under a binding obligation of confidentiality. To the knowledge of the Company, there has not been any material unauthorized use, disclosure or misappropriation of any Trade Secrets or other proprietary confidential information that are Company Intellectual Property Rights or were received by the Company or any of its Subsidiaries from third Persons under a binding obligation of confidentiality.

(g) To the knowledge of the Company, no Person has since the Reference Date infringed (whether directly or indirectly) or misappropriated, in any material respect, any Company Intellectual Property Rights, and neither the Company nor any of its Subsidiaries have asserted or threatened in writing any claim against any Person alleging the same.

(h) There is not and has not been since the Reference Date any Legal Proceeding made, conducted, threatened (including offers to license patents or a portfolio of patents) or brought by a third Person that has been communicated (in writing or, to the knowledge of the Company, via other means), served upon or filed against the Company and its Subsidiaries with respect to any alleged infringement (whether direct or indirect), misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of such third Person.

(i) The Company and its Subsidiaries have not entered into any settlements of Legal Proceedings with third Persons, nor are they a party to any Order or similar judgment which (i) limits, restricts or impairs the rights of the Company and its Subsidiaries to own or enforce the Company Intellectual Property Rights, (ii) restricts Company’s or its Subsidiaries’ business in order to accommodate a third Person’s Intellectual Property Rights, (iii) affect the ownership, validity or enforceability of any Company Intellectual Property Right, or (iv) permit any third Person to use any Company Intellectual Property Right.

(j) The Company and its Subsidiaries are in compliance with the terms of the licenses for all Open Source Software used by the Company or any of its Subsidiaries, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries. Except as disclosed in Section 3.20(j) of the Company Disclosure Letter, the Company and its Subsidiaries have not used Open Source Software in any manner that, with respect to any material software included in any Company Product or any material items of software of the Company or its Subsidiaries (excluding the Open Source Software itself) that the Company intends to maintain as proprietary: (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, or (iv) imposed any material limitation, restriction, or condition on the right of the Company or its Subsidiaries with respect to its use or distribution of Company Products or other material items of software of the Company or its Subsidiaries.

(k) None of the Company, its Subsidiaries or any other Person acting on its or their behalf in the past three (3) years or, to the knowledge of the Company during the period between three (3) and six (6) years prior to the date hereof, have disclosed, delivered, licensed or made available, and the Company and its Subsidiaries have no duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or make available, the source code for any Company Products or any other material software of the Company or its Subsidiaries that the Company intends to maintain as proprietary to any escrow agent or other Person, except for (i) disclosures to employees, contractors or consultants under binding, written agreements that prohibit use or disclosure except in the performance of services to the Company or its Subsidiaries and (ii) delivery of source code to escrow agents, which escrow arrangements have expired or been terminated and pursuant to which no source code was disclosed to any third Person.

(l) The Company and its Subsidiaries have in the past three (3) years complied in all material respects with all Applicable Laws (including HIPAA, as applicable), as well as its and their own policies and procedures, relating to privacy, data protection, and the collection, retention, protection, and use of Personal Data collected, used, or held for use by the Company or its Subsidiaries, and neither this Agreement nor the transactions contemplated hereby will cause a material breach or other violation thereof. No actions, suits, claims or inquiries (excluding immaterial customer inquiries and complaints), audits, proceedings or enforcement actions (including any action by any Governmental Authority) have been instituted, asserted in writing or to the knowledge of the Company, threatened against the Company or its Subsidiaries in the past three (3) years alleging (i) a violation of any person’s privacy rights or rights with respect to Personal Data, including a security or privacy breach of any Personal Data, (ii) unauthorized access to or use of any Personal Data, or (iii) violation of any security, data protection, privacy policy, or similar Applicable Law involving the Company or any of its Subsidiaries. The Company and its Subsidiaries take reasonable measures to protect Personal Data against unauthorized access, use, modification, and disclosure, including through administrative, technical, and physical safeguards. In the past three (3) years or, to the knowledge of the Company during the period between three (3) and six (6) years prior to the date hereof, there has been no unauthorized access to or unauthorized acquisition of, or loss or theft of, Personal Data held or controlled by the Company or any of its Subsidiaries, except as would not reasonably be expected to be material to the business of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are, nor have they ever been, considered “Covered Entities” under HIPAA.

(m) The Company and its Subsidiaries have not received funding, or used facilities or personnel from any university, college, international organization, research center or Governmental Authority that were used in the development of Company Products or material items of Company Intellectual Property Rights.

(n) Section 3.20(n) of the Company Disclosure Letter sets forth an accurate and complete list of all Contracts with standard-setting organizations, patent pools and other similar organizations to which the Company or any of its Subsidiaries is bound. The participation by the Company and its Subsidiaries in any standard-setting organizations, patent pools or other similar organizations is in material compliance with such Contracts.

Section 3.21 Insurance. The Company and its Subsidiaries have all appropriate policies of insurance, in each case in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22 Related Party Transactions. Except as set forth in the SEC Reports or compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any stockholder that beneficially owns more than five percent (5%) of the Shares, on the other hand.

Section 3.23 Brokers. Except for Morgan Stanley & Co LLC, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with Merger. Copies of the engagement letter for Morgan Stanley & Co LLC (and any other financial advisor to the Company) has been made available to Parent.

Section 3.24 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (a) has received any written notice alleging that the Company or any Subsidiary has violated any Environmental Law or is liable under any Environmental Law or regarding Hazardous Substances; (b) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of or arranged for disposal any Hazardous Substances in violation of or in a manner that would reasonably be expected to result in liability under any applicable Environmental Law, and to the knowledge of the Company as of the date of this Agreement, Hazardous Substances are not otherwise present at or affecting any of the Real Property in amounts or circumstances that would reasonably be expected to require the Company or any of its Subsidiaries to undertake any investigation or corrective or remedial action under any applicable Environmental Law, or to give rise to any claim against the Company or any of its Subsidiaries; (c) has exposed any employee or any other Person to Hazardous Substances in violation, or in a manner that would reasonably be expected to result in liability under, of any applicable Environmental Law; (d) is a party to or is the subject of any pending or, to the knowledge of the Company as of the date of this Agreement, threatened Legal Proceeding (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law or regarding Hazardous Substances; or (e) has assumed or retained by Contract or, to the knowledge of the Company as of the date of this Agreement, by operation of law, any liability under Environmental Law or regarding Hazardous Substances.

Section 3.25 Customers and Suppliers.

(a) Section 3.25(a) of the Company Disclosure Letter contains a true and complete list of (i) the largest customers, original equipment manufacturers, value-added resellers or distributors of the Company representing revenue in excess of $1,000,000 to the Company (“Top Customers”) and (ii) the largest suppliers, vendors, and service providers of the Company representing $1,000,000 in aggregate payments from the Company (“Top Suppliers”), in each of (i) and (ii) showing, in order of dollar volume, such amounts, during the twelve-month period ended July 31, 2016.

(b) Since the Reference Date through the date hereof, (i) there has not been any material adverse change in the business relationship of the Company or its applicable Subsidiary with any Top Customer or Top Supplier named on Section 3.25(a) of the Company Disclosure Letter and (ii) neither the Company nor any Subsidiary of the Company has received any written communication from any Top Customer or Top Supplier named on Section 3.25(a) of the Company Disclosure Letter of any intention to terminate or materially modify existing contracts with the Company or its applicable Subsidiary.

Section 3.26 Indemnification Agreements. Section 3.26 of the Company Disclosure Letter sets forth each indemnification agreement between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees, on the other hand, and each such indemnification agreement is substantially consistent in all material respects with the form of indemnification agreement made available to Parent prior to the date of this Agreement.

Section 3.27 No Other Representations. Except for the representations and warranties of the Company expressly set forth in this Article III, (a) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, and Parent and Merger Sub have not relied on, any representation or warranty (whether express or implied) relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, including as to the accuracy or completeness of any such information, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty must not be and has not been relied upon by Parent, Merger Sub or any of their respective Affiliates and Representatives as having been authorized by the Company or any of its Subsidiaries (or any other Person), and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the transactions contemplated by this Agreement or in connection with presentations by the

Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any representation or warranty of the Company set forth in Article III.

Section 3.28 Non-Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: (a) any representation or warranty, express or implied; (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or (c) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as set forth in the section of the disclosure letter delivered by the Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”) that relates to such section or in any other section of the Parent Disclosure Letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other section, and (ii) as disclosed in the reports, statements and other documents filed by Alphabet and Parent with the SEC or furnished by Alphabet or Parent to the SEC and publicly available prior to the date hereof, including without limitation the Annual Report on Form 10-K of Alphabet for the fiscal year ended December 31, 2015 (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are similarly predictive or forward-looking in nature) (it being understood that (x) any matter disclosed in any reports, statements and other documents filed by Alphabet with the SEC or furnished by Alphabet to the SEC will be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that it is reasonably apparent from text of such disclosure in such reports, statements and other documents that it is applicable to such section of the Parent Disclosure Letter and (y) this clause (ii) will not apply to Section 4.1 or Section 4.2). Parent and Merger Sub hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Good Standing.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in such good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. As of the date of this Agreement, Parent, or a direct or indirect Subsidiary of Parent, is the sole record stockholder of Merger Sub.

Section 4.2 Authorization and Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), other than the adoption of this Agreement by Parent immediately following the execution and delivery of this Agreement in its capacity as sole stockholder of Merger Sub in accordance with Applicable Law and the certificate of incorporation and bylaws of Merger Sub.

(b) This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, subject to the Enforceability Limitations.

Section 4.3 Required Governmental Consents. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (a) the filing of the Certificate of Merger with the Delaware Secretary of State, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the HSR Act and the Antitrust Laws of the Relevant Antitrust Jurisdictions, (d) the rules of Nasdaq, and (e) such other Consents, the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 No Conflicts. The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws of Parent or Merger Sub or, (ii) violate or conflict with any Applicable Law or Order, except in the case of clause (ii) above, for such violations or conflicts which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 No Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

Section 4.6 No Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub or any of their respective properties that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 No Other Representations. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article IV, (a) none of the Parent nor Merger Sub (or any other Person) makes, or has made, any representation or warranty (whether express or implied) relating to the Parent or Merger Sub or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement and the transactions contemplated by this Agreement, including as to the accuracy or completeness of any such information, and none of Company or any of its Subsidiaries or any of their respective Affiliates or Representatives is relying on any representation or warranty except for those representations and warranties of the Parent and Merger Sub expressly set forth in this Article IV, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty has not been and may not be relied upon by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives as having been authorized by Parent or Merger Sub (or any other Person), and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives or in connection with presentations by any of Parent’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is expressly the subject of any express representation or warranty of Parent and Merger Sub set forth in this Article IV.

Section 4.8 Non-Reliance. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: (a) any representation or warranty, express or implied; (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent or Merger Sub or any of their Affiliates or Representatives, in connection with presentations by or discussions with Company’s management whether prior to or after the date of this Agreement or in any other forum or setting; or (c) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

CONDUCT OF COMPANY BUSINESS

Section 5.1 Conduct of Company Business. Except as expressly required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as approved in advance by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and each of its Subsidiaries shall (a) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all Applicable Laws, and (b) use commercially reasonable efforts, consistent with past practices and policies, to (i) preserve intact its business and operations, (ii) keep available the services of its directors, officers and employees and (iii) preserve its current relationships and goodwill with customers, distributors, licensors, licensees and others with which it has significant business dealings.

Section 5.2 Restrictions on Company Operations. Except as expressly required or permitted by this Agreement, as set forth in Section 5.2 of the Company Disclosure Letter or as approved in advance by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not, and shall not permit its Subsidiaries to:

(a) amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (i) the issuance and sale of Shares pursuant to the exercise of Company Options outstanding as of the date hereof, the vesting of Restricted Stock Units and similar equity awards outstanding as of the date hereof, or the exercise of options under the Company ESPP issuable in accordance with the terms of the Company ESPP as of the date hereof and (ii) grants of Company Options, Restricted Stock Units or other incentive equity awards in the ordinary course of business to those individuals who are actively employed by the Company or its Subsidiaries at the time of such grants, subject to the limitations set forth on Section 5.2(b) of the Company Disclosure Letter;

(c) acquire, repurchase or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities, except in connection with any net exercise or net share withholding arrangement regarding Company Options, Restricted Stock Units, and similar equity awards;

(d) (i) adjust, split, subdivide, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities or Subsidiary Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) (other than cash dividends made by any one or more wholly owned Subsidiaries of the Company to the Company or one or more of its wholly owned Subsidiaries) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest; (iii) pledge or encumber any shares of its capital stock or other equity or voting interest; or (iv) modify the terms of any shares of its capital stock or other equity or voting interest;

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(f) (i) incur, assume or modify the existing terms of any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except for (A) short-term debt and/or revolving credit debt incurred to fund operations of the business in the ordinary course of business consistent with past practice to fund working capital requirements (subject to the limitations set forth in Section 5.2(f) of the Company Disclosure Letter) and (B) loans or advances to wholly owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of wholly owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person except loans and advances made by the Company and/or one or more wholly owned Subsidiaries to one or more wholly owned Subsidiaries of the Company or the Company or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g) except as set forth in Section 5.2(g) of the Company Disclosure Letter or as may be required by Applicable Law and other than as required pursuant to the terms of any Employee Plan in effect on the date hereof, (i) except as would be related to the taking of any actions permitted by the remainder of this Section 5.2(g), enter into, adopt, amend (including acceleration of vesting), modify or terminate any Employee Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, (ii) enter into any (A) employment, consulting or severance agreement with any current or former director, officer or employee of the Company or any of its Subsidiaries other than offer letters and employment agreements (x) with current employees or new hires, in each case, other than those at a Radford level of 0 or 7 and (y) that are terminable at-will without severance obligations other than those required by Applicable law and the terms of which are consistent with similarly situated employees of the Company and past practices of the Company or (B) severance, termination or other agreement containing change of control provisions with any current or former director, officer or employee of the Company or any of its Subsidiaries, (iii) increase in any manner the cash compensation or material benefits of any current or former director, officer or employee, other than increases in the ordinary course of business and consistent with past practice not to exceed five percent (5%) in the aggregate during any 12-month period, (iv) pay any special bonus or special remuneration to any current or former director, officer, employee, consultant or independent contractor, (v) grant any annual cash incentive compensation (A) to any employees at Radford level 0 or 7 and (B) other than in the ordinary course of business and consistent with past practice to any other employees or (vi) terminate any officer or any employee at a Radford level of 0 or 7, except as a direct result of such officer’s or employee’s (A) willful failure to perform the duties or responsibilities of his employment, (B) engaging in serious misconduct, or (C) being convicted of or entering a plea of guilty to any crime;

(h) except as required by Applicable Law, (i) modify, extend, or enter into any Collective Bargaining Agreement with any Labor Organization, or (ii) recognize or certify any Labor Organization as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(i) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans in effect as of the date hereof;

(j) acquire, sell, lease, license (or grant a covenant not to sue or similar rights under), subject to a Lien, sublicense, transfer, or otherwise dispose of any property or assets of the Company or any of its Subsidiaries in any single transaction or series of related transactions, except for (i) transactions involving property or assets that are not material to the Company or its Subsidiaries with an aggregate value of less than $500,000 and (ii) the sale of goods or grants of non-exclusive licenses with respect to Company Intellectual Property Rights in the ordinary course of business;

(k) except as may be required by Applicable Law or GAAP, make any change in any of the accounting principles or practices used by it;

(l) except as required by Applicable Law or GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable;

(m) (i) make, change or revoke any material Tax election, (ii) file any amended income Tax Return or any other material amended Tax Return, (iii) settle or compromise any audit, controversy or claim with respect to a material amount of Taxes, (iv) adopt or change any Tax accounting method, (v) surrender any claim for a refund of a material amount of taxes, (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes, or (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-United States law) with respect to a material amount of Taxes;

(n) (i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein or any material assets thereof, (ii) enter into any Contract that if so entered into prior to the date hereof would constitute a Material Contract, except for the entry into of revenue-generating Contracts in the ordinary course of business, or (iii) modify, renew, amend, extend (other than extensions and renewals arising pursuant to the terms thereof) or terminate (or grant any release or relinquishment of any rights under) any Material Contract, except, in each case, for the extension or renewal of revenue-generating Contracts in the ordinary course of business or the termination or expiration of any other Contracts arising in the ordinary course of business;

(o) settle, release, waive or compromise any pending or threatened Legal Proceeding or agree to any remedies with respect to any Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, Liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise);

(p) (i) incur, authorize or commit to incur any capital expenditures other than in the ordinary course of business, subject to the limitations set forth on Section 5.2(p) of the Company Disclosure Letter; (ii) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice, if reasonably available on commercially reasonable terms; (iii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (iv) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor or materially accelerate, or materially alter practices and policies relating to, the rate of collection of accounts receivable or payment of accounts payable, in each case other than in the ordinary course of business; or (v) waive, release, grant, encumber or transfer any right of material value other than in the ordinary course of business;

(q) convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company, or establish a record date or provide notice with respect to any such meeting, other than the Company Stockholder Meeting;

(r) make or forgive any loans to employees, officers or directors of the Company or any of its Subsidiaries;

(s) take or omit to take any action that would cause any material Company Registered IP, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, except for any lapse, abandonment or cancellation which would not be material to the Company and its Subsidiaries, taken as a whole; or

(t) enter into, authorize or commit to enter into a Contract or otherwise commit or agree to do any of the actions prohibited by the foregoing.

Section 5.3 No Control. The parties acknowledge and agree that nothing in the restrictions set forth in this Article V is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, including Section 5.1 and Section 5.2, complete control and supervision over their own business and operations.

ARTICLE VI

NON-SOLICITATION OF ACQUISITION PROPOSALS

Section 6.1 Termination of Discussions.

(a) Upon execution and delivery of this Agreement, the Company and its Subsidiaries shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of the Company’s or its Subsidiaries’ Representatives to continue, any and all existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Acquisition Proposal or Acquisition Transaction.

(b) In furtherance of the foregoing, promptly following the execution and delivery of this Agreement, the Company will (i) request that each Person and their Representatives (other than Parent and its Representatives) that has, prior to the execution and delivery of this Agreement, executed a confidentiality agreement or otherwise received non-public information about the Company from, or on behalf of, the Company, in each case, in connection with such Person’s consideration of acquiring the Company to promptly return or destroy all non-public information furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the date of this Agreement and (ii) immediately terminate all physical and electronic data room access for such Persons and their Representatives to diligence or other information regarding the Company or any of its Subsidiaries.

Section 6.2 Non-Solicitation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not, and shall not authorize or permit any of its Subsidiaries to (and shall not authorize or permit any Representatives of the Company or any of its Subsidiaries to), directly or indirectly:

(i) solicit, initiate, knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of an Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal or Acquisition Transaction; or

(ii) furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party, in each case in connection with an Acquisition Proposal or Acquisition Transaction, or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, nor take any other action intended to assist or facilitate the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction; or

(iii) participate or engage in discussions or negotiations with any Third Party regarding an Acquisition Proposal or Acquisition Transaction or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction; or

(iv) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction; or

(v) take any action to make the provisions of any Takeover Statute (including any transaction under, or a Third Party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Charter or Bylaws, inapplicable to any Person other than Parent and its Affiliates or to any transactions constituting or contemplated by an Acquisition Proposal; or

(vi) except for an Acceptable Confidentiality Agreement contemplated by Section 6.2(b), execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement or Contract (whether written or oral, binding or non-binding) contemplating or otherwise relating to or that is intended to result in, or would reasonably be expected to result in, an Acquisition Proposal or Acquisition Transaction (any such agreement or Contract, other than an Acceptable Confidentiality Agreement, an “Acquisition Agreement”); or

(vii) authorize, commit or agree to do any of the foregoing.

The Company shall not, and shall not permit any of its Subsidiaries (and shall not authorize or permit any Representatives of the Company or any of its Subsidiaries to) release any Third Party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, or any standstill provision in any agreement to which the Company or any of its affiliates is a party, in each case, unless the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law.

(b) Notwithstanding the foregoing provisions of Section 6.2(a), prior to obtaining the Requisite Stockholder Approval, the Company Board may, directly or indirectly through any Representative, (x) engage or participate in discussions or negotiations or facilitate an Acquisition Proposal or Acquisition Transaction with any Third Party (and its Representatives) that has made a bona fide, unsolicited written Acquisition Proposal after the date of this Agreement that did not result from a breach (or deemed breach) of Section 6.1(a) or Section 6.2 and/or (y) furnish any non-public information relating to the Company or any of its Subsidiaries to any Third Party (and its Representatives) that has made a written Acquisition Proposal after the date of this Agreement that did not result from a breach (or deemed breach) of Section 6.1(a) or Section 6.2 and that in each case the Company Board determines (after consultation with its financial advisor and its outside legal counsel) either constitutes or is reasonably likely to lead to a Superior Proposal, provided that, in the case of any action taken pursuant to the foregoing clauses (x) or (y) the Company can take such actions only if:

(i) the Company Board (A) determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal, and (B) determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, and at the time of taking such action, such Acquisition Proposal continues to constitute or continues to be reasonably likely to lead to a Superior Proposal;

(ii) the Company enters into an Acceptable Confidentiality Agreement with such Third Party;

(iii) the Company notifies Parent of the identity of such Person and provides Parent all of the material terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, the Company provides Parent a true, complete and unredacted copy thereof); and

(iv) contemporaneously with furnishing any non-public information to such Third Party (and/or its Representatives), the Company furnishes or makes available such non-public information to Parent or its Representatives (to the extent such information has not been previously furnished to Parent).

(c) The Company hereby acknowledges and agrees that any violation of the restrictions set forth in this Section 6.2 by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.2 by the Company.

Section 6.3 Notice and Information.

(a) The Company shall promptly (and in any event within 24 hours of becoming aware of the following) notify Parent of (i) any Acquisition Proposal received by the Company or any Representative of the Company, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal received by the Company or any Representative of the Company, or (iii) any inquiry, proposal, offer or other communication made to the Company or any Representative of the Company with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. In addition, the Company shall give Parent not less than twenty-four (24) hours prior written notice of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information or afford access to, such Person or group.

(b) The Company shall keep Parent reasonably informed on a prompt basis (and in any event within 24 hours of any material developments) of the status and material details (including all amendments or proposed amendments) of any such Acquisition Proposal, request, offer, proposal or inquiry.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

Section 7.1 Company Stockholder Approval.

(a) Proxy Statement and Other SEC Filings.

(i) Promptly following the date of this Agreement, the Company will prepare and file as promptly as practicable with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting (and will use its reasonable best efforts to do so within 15 Business Days of the date of this Agreement). Subject to Section 7.1(c), the Company shall include the Company Board Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company will not file the Proxy Statement with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment thereon, which comments shall be considered by the Company in good faith. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, the Company shall cause the Proxy Statement and any Other Required Company Filings to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; provided, notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filings. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filings will not, at the time of filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent shall cause the information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filings to not, at the time of filing with the SEC, knowingly contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing.

(ii) Each of the Company, Parent and Merger Sub shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party in connection with the preparation and filing with the SEC of the Proxy Statement or any Other Required Company Filing and will otherwise reasonably assist and cooperate with the other in the preparation and filing and distribution of the Proxy Statement and the resolution of any comments received from the SEC. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders provided that, except in connection with a Company Board Recommendation Change, no amendment or supplement to the Proxy Statement will be made by the Company without providing Parent and its counsel a reasonable opportunity to review and comment thereon, which comments shall be considered by the Company in good faith.

(iii) The Company and its Representatives, on the one hand, and Parent, Merger Sub and their respective Representatives, on the other hand, may not communicate with the SEC or its staff with respect to the Proxy Statement without providing the other, to the extent practicable, (A) with respect to any written communication, a reasonable opportunity to review and comment on such written communication which comments shall be considered by the filing party in good faith and (B) with respect to any oral communication, a reasonable opportunity to participate in such discussions, if practicable and, to the extent a party hereto does not participate in such discussions, the party having such discussions shall promptly provide such non-participating party with a summary of such discussions.

(iv) The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (A) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, (B) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing or (C) any receipt of a request by the SEC or its staff for additional information in connection therewith, and will provide Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings.

(v) Subject to Applicable Law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC. The Company will cause the Proxy Statement in definitive form to be mailed to the

Company Stockholders as promptly as practicable following the date of this Agreement (and in any event prior to the earlier of (i) the date that is five (5) Business Days following the resolution of any comments from the SEC or its staff with regard to the preliminary Proxy Statement (or confirmation of no comments to, or further review of, the preliminary Proxy Statement by the SEC or its staff) and (ii) the first Business Day following the record date (provided, that, such record date is at least ten calendar days from the date of the filing of the preliminary Proxy Statement)).

(vi) If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to Applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Except in connection with a Company Board Recommendation Change or thereafter, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, which comments shall be considered by the Company in good faith.

(b) Stockholder Meeting.

(i) The Company will take all necessary action in accordance with the DGCL, the Charter, the Bylaws and the rules of Nasdaq to establish a record date for, call, give notice of, convene and hold a meeting of the Company Stockholders as promptly as reasonably practicable following the date of this Agreement for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law (the “Company Stockholder Meeting”). The Company will, subject to Section 7.1(b)(ii), convene and hold the Company Stockholder Meeting on or around the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders.

(ii) Notwithstanding anything to the contrary in this Agreement, the Company will be able to postpone or adjourn the Company Stockholder Meeting only if (A) there are not holders of a sufficient number of Shares present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting, (B) the Company is required to postpone or adjourn the Company Stockholder Meeting by Applicable Law, order or a request from the SEC or its staff, or (C) the Company Board (or any committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by Applicable Law to postpone or adjourn the Company Stockholder Meeting, including, if the Company Board has determined in good faith (after consultation with outside legal counsel) that it is required by Applicable Law in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change). In no event will the Company Stockholder Meeting be postponed or adjourned (i) by more than ten (10) calendar days at a time without the prior written consent of Parent; (ii) with respect to Section 7.1(b)(ii)(A), by more than thirty (30) calendar days after the date on which the Company Stockholder Meeting was (or was required to be) originally scheduled without the prior written consent of Parent or (iii) with respect to Section 7.1(b)(ii)(C), by more than ten (10) Business Days, or such other amount of time reasonably agreed by the Company and Parent to be necessary to comply with Applicable Law, and, in the case of each of the foregoing clauses (i) through (iii) in no event shall the Company Stockholder Meeting be postponed or adjourned to a date that is later than six (6) Business Days prior to the Termination Date (as the same may be extended). The Company shall, at the instruction of Parent, postpone or adjourn the Company Stockholder Meeting if there are not sufficient affirmative votes in person or by proxy at such meeting to adopt this Agreement to allow reasonable time for the solicitation of proxies for purposes of obtaining the Requisite Stockholder Approval. Any additional postponements or adjournments shall be by mutual agreement of Parent and the Company. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent, unless required by Applicable Law.

(iii) Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

(iv) The Company shall solicit from Company Stockholders proxies in favor of the adoption of this Agreement in accordance with Delaware Law, and unless the Company Board has effected a Company Board Recommendation Change, the Company shall use its reasonable best efforts to secure the Requisite Stockholder Approval at the Company Stockholder Meeting. The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement. Unless this Agreement is earlier terminated pursuant to Article IX, the Company shall establish a record date for, call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of voting upon the adoption of this Agreement in accordance with Delaware Law, whether or not the Company Board at any time subsequent to the date hereof shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that the Company Stockholders reject it.

(c) Board Recommendation.

(i) Subject to the provisions of this Section 7.1(c), (A) the Company Board shall (x) recommend that the Company’s stockholders adopt this Agreement in accordance with the applicable provisions of Delaware Law (the “Company Board Recommendation”) and (y) include the Company Board Recommendation in the Proxy Statement, and (B) neither the Company Board nor any committee thereof shall (1) fail to make, withdraw, amend or modify the Company Board Recommendation in a manner that is materially adverse to Parent, or publicly propose to withhold, withdraw, amend or modify the Company Board Recommendation in a manner that is materially adverse to Parent, (2) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, an Acquisition Proposal or Acquisition Transaction other than the Merger, (3) enter into an Acquisition Agreement, or (4) refrain from recommending against (and reaffirming the Company Board Recommendation) any Acquisition Proposal or Acquisition Transaction that is a tender offer or exchange offer within 10 Business Days after the commencement thereof (the actions or inactions referred to in the preceding clauses (1) through (4) being referred to herein as a “Company Board Recommendation Change”).

(ii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval the Company Board may (x) effect a Company Board Recommendation Change in respect of an Acquisition Transaction that the Company Board has determined is a Superior Proposal or (y) authorize the Company to terminate this Agreement pursuant to Section 9.1(f) to enter into an Acquisition Agreement with respect to such Superior Proposal, subject, in the case of the preceding clause (y), to the prior or concurrent payment of the Company Termination Fee, only if:

(A) the Company Board has received a bona fide, unsolicited written Acquisition Proposal after the date of this Agreement that did not result from a breach (or deemed breach) of Section 6.1(a) or Section 6.2;

(B) The Company Board (1) determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal is a Superior Proposal and (2) determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law (which determinations and any public announcement thereof shall not constitute a Company Board Recommendation Change unless and until such party shall have failed at or prior to one Business Day following the end of the period referred to in (C) and, if applicable, (E), below (and upon the occurrence of such failure, such determination and such public announcement shall constitute a Company Board Recommendation Change) to publicly announce that it (x) was recommending that the Company’s stockholders adopt this Agreement and approve the transactions contemplated hereby and (y) has determined that such Acquisition Proposal is not a Superior Proposal and has publicly rejected such Acquisition Proposal (taking into account in (x) any modifications or adjustments made to this Agreement or the transactions contemplated hereby and agreed to by the parties hereto and in (y) any modifications or adjustments made to such Acquisition Proposal));

(C) prior to effecting such Company Board Recommendation Change or termination of this Agreement, the Company Board shall have given Parent at least four (4) Business Days’ notice of its intention to effect such action pursuant to this Section 7.1(c)(ii) (the “Notice Period”) (which notice shall include the most current version of the proposed definitive agreement and, to the extent not included therein, all material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal);

(D) if requested by Parent, during the Notice Period, the Company shall have met and negotiated in good faith with Parent regarding modifications to the terms and conditions of this Agreement so that such Superior Proposal ceases to be a Superior Proposal;

(E) prior to the end of the Notice Period, Parent shall not have made a counter-offer or proposal in writing and in a manner that, if accepted by the Company, would form a binding contract, that the Company Board determines (after consultation with its financial advisor and its outside legal counsel) is at least as favorable to the Company Stockholders as such Superior Proposal (it being understood that (x) any material revision to the terms of a Superior Proposal, including, any revision in price, shall require a new notice pursuant to clause (C) above, except such new Notice Period shall be three (3) Business Days, (y) the Notice Period shall be extended, if applicable, to the extent necessary to ensure that at least three (3) Business Days remain in the Notice Period subsequent to each time the Company notifies Parent of any such material revision and (z) there may be multiple extensions of the Notice Period); and

(F) the Company Board determines (after consultation with its outside legal counsel and after considering any counter-offer or proposal made by Parent pursuant to clause (E) above), that, in light of such Superior Proposal, the failure to either (i) effect a Company Board Recommendation Change or (ii) terminate this Agreement and enter into the Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, the Company may effect a Company Board Recommendation Change other than pursuant to Section 7.1(c)(ii), in response to an Intervening Event if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law only if:

(A) the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board has (A) made a determination pursuant to this Section 7.1(c)(iii); and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 7.1(c)(iii), which notice will describe the Intervening Event in reasonable detail; and

(B) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four (4) Business Day period, have if requested by Parent, negotiated in good faith with Parent and its Representatives regarding modifications to the terms and conditions of this Agreement so that the Company Board no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to Applicable Law;.

(iv) Nothing in this Agreement shall prohibit the Company Board from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act or (B) making any disclosure to the Company

Stockholders if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with Applicable Law (including fiduciary duties); provided, however, that any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement and any Company Board Recommendation Change may only be made in accordance with Section 7.1(c)(ii) or Section 7.1(c)(iii); provided, further, for the avoidance of doubt, that it shall not constitute a Company Board Recommendation Change for the Company Board to make a “stop, look and listen” communication pursuant to Rule 14d9-f or any similar communication. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (in which the Company indicates that it has not changed the Company Board Recommendation) shall not, in and of itself, be deemed a Company Board Recommendation Change; it being understood that any disclosure contemplated by the foregoing relating to an Acquisition Proposal shall be deemed to be a Company Board Recommendation Change unless the Company Board reaffirms the Company Board Recommendation in such disclosure.

Section 7.2 Regulatory Approvals.

(a) As soon as reasonably practicable following the execution and delivery of this Agreement, each of Parent and the Company shall file or cause to be filed with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act (such filing to be made within fifteen (15) Business Days following the date of this Agreement), as well as comparable pre-merger notification filings, forms and submissions that are required in the Relevant Antitrust Jurisdictions. Subject to this Section 7.2, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to obtain clearance of the Merger by the Termination Date (as the same may be extended).

(b) Without limiting, and subject to Section 7.2(c) and Section 7.2(d), each of Parent and the Company shall use their reasonable best efforts to (a) cooperate and coordinate with the other in the making of such filings, (b) supply the other with any information that may be required in order to effectuate such filings, (c) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Parent reasonably deems necessary and/or appropriate (d) promptly inform the other party or parties hereto, as the case may be, of any oral communication with and provide the other party with copies of any written communications to or from any Governmental Authority in the U.S. or any Relevant Antitrust Jurisdictions regarding the Merger or any other transactions contemplated by this Agreement (as well as a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other in connection with, any such written communications), and (e) to the extent practicable, (A) give the other party reasonable advance notice of all oral communications with any Governmental Authority in the U.S. or any Relevant Antitrust Jurisdictions regarding the Merger or any other transactions contemplated by this Agreement, and (B) with respect to any oral communication, a reasonable opportunity to participate in such discussions, and, to the extent a party hereto does not participate in such discussions, the party having such discussions shall promptly provide such non-participating party with a summary of such discussions. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement, then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, which shall include providing the other party with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other in connection with, any such written materials, an appropriate response in compliance with such request. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the Antitrust Laws and litigation matters relating to the Antitrust Laws (provided that the Company is not prohibited from complying with Applicable Law), subject to the notification and consultation provisions in this Section 7.2, good faith consultations with the Company in advance of any decisions about communications and strategy in connection with the Antitrust Laws and litigation matters relating thereto, and the inclusion of the Company at meetings with Governmental Authorities involving substantive issues under Antitrust Laws, unless (but subject to the foregoing notification and good faith consultation provisions) the inclusion of the Company is reasonably determined by Parent in good faith to be strategically detrimental to the ultimate goal of obtaining clearance of the Merger under the Antitrust Laws.

(d) Notwithstanding anything in this Agreement to the contrary, Parent shall not be required to agree (and the Company shall neither agree nor permit any of its Subsidiaries to agree without the prior written consent of Parent (and the Company shall, if Parent so directs, agree, so long as such agreement is conditioned upon Closing)) to (A) the sale, divestiture, license or other disposition of any of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand, (B) the imposition of any limitation on the ability of Parent, the Surviving Corporation, or any of their respective Subsidiaries or Affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Surviving Corporation and its Subsidiaries, (C) payment of any consideration, relinquishment of any right or agreement to any modifications of existing contracts or entry into new contracts (other than the payment of customary filing and application fees) in connection with obtaining any waivers, consents, approvals from Governmental Authorities under the Antitrust Laws of any Relevant Antitrust Jurisdiction, or (D) the imposition of any impediment on Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates under any Antitrust Laws of any Relevant Antitrust Jurisdiction (clauses (A), (B), (C) and (D), collectively, “Remedies”); provided, that Parent shall agree to the divestiture of assets of the Company or any of its Subsidiaries that are immaterial to the Company and its Subsidiaries, taken as a whole, solely to the extent necessary both to (1) obtain clearances under the Antitrust Laws, or to remove any court or regulatory orders under the Antitrust Laws, that in each case are impeding the ability to consummate the Merger by the Termination Date (as the same may be extended) and (2) permit the Closing to occur by the Termination Date (as the same may be extended), provided, that any such divestiture would be conditioned upon the Closing. Nothing herein shall require Parent (or permit the Company without the prior written consent of Parent) to litigate with any Governmental Authority.

Section 7.3 Efforts to Close

(a) Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, including Section 7.2 with respect to matters related to the Antitrust Laws and clearances and litigation thereunder, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take (or cause to be taken) all actions, and to do (or cause to be done), and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause the conditions to the Merger set forth in Article VIII to be satisfied or fulfilled, (ii) obtain all necessary consents, approvals, orders and authorizations from Governmental Authorities, and (iii) seek all necessary or appropriate consents, waivers and approvals from Third Parties in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement so as to maintain and preserve the benefits of the transactions contemplated hereby (including the Merger).

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 7.3 but subject to Section 7.2 with respect to matters related to the Antitrust Laws and clearances and litigation thereunder, neither the Company nor any of its Subsidiaries, on the one hand, nor Parent or Merger Sub or any of their Affiliates on the other hand, will be required to agree to (and the Company will not and will not agree to, and will not permit any of its Subsidiaries to agree to, without the prior written consent of Parent) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guaranty), or the relinquishment of any right or any modifications of existing Contracts or entry into new Contracts in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract (except, in the case of the Company and its Subsidiaries, as Parent so directs, so long as such agreement is conditioned upon Closing).

Section 7.4 Access to the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, during normal business hours and after reasonable advance notice, to all assets, properties, books and records and personnel and Representatives of the Company and its Subsidiaries as Parent may reasonably request; provided, however, that notwithstanding the foregoing, the Company may restrict or otherwise prohibit access to any documents or information to the extent that in the reasonable judgment of the Company and its outside legal counsel (a) any Applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; or (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract provided, further, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of this clause would apply, which efforts shall include, if such access or disclosure (x) is prohibited by Applicable Law, using reasonable best efforts to provide such access or disclosure in a manner that does not violate Applicable Law, (y) would result in a loss of such privilege, using its reasonable best efforts to allow for such access or disclosure (or as much or it as possible) in a manner that would not result in a loss of such privilege, including to the extent requested by Parent and if applicable, by entering into a customary joint defense agreement that would alleviate such loss of privilege or (z) is prohibited by an existing Contract, using, to the extent requested by or consented to in advance by Parent, reasonable best efforts to obtain the required consent from the counterparty to such Contract to allow such access or disclosure or, failing the receipt of such consent or waiver, or otherwise at the request of Parent, shall use reasonable best efforts to make appropriate substitute disclosure and/or access arrangements. Subject to Applicable Law, the Company will provide Parent with any reports, analyses, appraisals, opinions or other information of the Company reasonably requested by Parent. Any investigation conducted pursuant to the access contemplated by this Section 7.4 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.4. All requests for access pursuant to this Section 7.4 must be directed to the General Counsel, Chief Executive Officer or Chief Financial Officer of the Company, or another person designated in writing by the Company. No investigation by the Parent or its Representatives shall affect or be deemed to be modify or remove the representations and warranties of the Company made in this Agreement.

Section 7.5 Notice of Certain Matters.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall promptly notify Parent (i) in the event that any representation or warranty made by the Company in this Agreement has become untrue or inaccurate in any respect, or in the event that the Company has failed to comply with or satisfy in any respect any covenant or obligation to be complied with or satisfied by it under this Agreement, in each case to the extent that such failure to be true and accurate, or such failure to so comply and satisfy, would result in any of the conditions set forth in Section 8.1 or Section 8.2 of this Agreement having become incapable of being satisfied, (ii) receipt of any written notice to the Company or any of its Subsidiaries or Representatives from any third Person alleging that the consent or approval of such Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement, (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (iv) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed by the Company pursuant to any section of this Agreement or that relate to the Merger or the other transactions contemplated by this Agreement; provided, that, no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 7.5(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent shall promptly notify the Company (i) in the event that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any respect, or in the event that Parent or Merger Sub has failed to comply with or satisfy in any respect any covenant or obligation to be complied with or satisfied by it under this Agreement, in each case to the extent that such failure to be true and accurate, or such failure to so comply and satisfy, would result in any of the conditions set forth in Section 8.1 or Section 8.3 of this Agreement having become incapable of being satisfied, (ii) receipt of any written notice to Parent or any of its Subsidiaries or Representatives from any third Person alleging that the consent or approval of such Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement, (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (iv) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Parent or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed by Parent or Merger Sub pursuant to any section of this Agreement or that relate to the Merger or the other transactions contemplated by this Agreement; provided, that, no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 7.5(b).

Section 7.6 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Mutual Confidentiality and Nondisclosure Agreement, dated July 11, 2016 (as amended, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 7.7 Public Disclosure. Parent and the Company will agree on the initial press release or other public statement to be issued by each concerning this Agreement and the Merger. Thereafter, the Company (unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, shall consult, if practicable, with the other parties to this Agreement and provide each other the reasonable opportunity to review and comment on any press release or other written or oral public statements before (a) participating in any media interviews, (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons, or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, including with respect to communications that are directed to employees, suppliers, customers, partners or vendors, except as may be required by Applicable Law or any stock exchange rule or listing agreement. Notwithstanding anything to the contrary in this Agreement, the foregoing obligations of the parties to consult with the other party shall not apply with respect to (x) communications relating to the matters described in Article VI and Section 7.1, Section 9.1 and Section 9.3 or in connection with any dispute between the parties regarding this Agreement and (y) subject to Article VI and Section 7.1 in the case of the Company, statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.7.

Section 7.8 Transaction Litigation. Prior to the Effective Time, the Company shall promptly notify Parent of all Legal Proceedings commenced or threatened against the Company or any of its Subsidiaries, directors, officers, Representatives or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the reasonable opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. For purposes of this Section 7.8, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company, and Parent may offer comments or suggestions with respect to such Transaction Litigation, including the right to review and comment on all material filings and responses to be made by the Company in connection with such Transaction Litigation and the Company shall in good faith take such comment or suggestion into account, but will not be afforded any decision-making power or other authority over such Transaction Litigation.

Section 7.9 Section 16(b) Exemption. The Company shall take all actions reasonably necessary to cause the Merger and all other transactions contemplated by this Agreement, and any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger and other transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10 Directors and Officers Exculpation, Indemnification and Insurance.

(a) Existing Agreements and Protections. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements set forth in Section 7.10(a) of the Company Disclosure Letter between the Company or any of its Subsidiaries, on the one hand, and any of their respective current or former directors and officers and (so long as such indemnification agreements are substantially consistent in all material respects with the form of indemnification agreement made available to Parent prior to the date of this Agreement and a true, complete, correct and unredacted copy of such executed indemnification agreement is promptly provided to Parent) any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time on the other hand (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner except as required by Applicable Law.

(b) Indemnification. Without limiting the generality of the provisions of Section 7.10(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the

Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless to the fullest extent permitted by Applicable Law or pursuant to any indemnification agreements set forth on Section 7.10(a) of the Company Disclosure Letter with the Company in effect on the day of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (x) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (y) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 7.10(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) Parent and the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have agreed to not assert that the Indemnified Person is not entitled to indemnification hereunder with respect to such claim, proceeding, investigation or inquiry), (ii) Parent and the Surviving Corporation shall not be liable to such Indemnified Person for any legal expenses of other counsel subsequently incurred by such Indemnified Person in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for such Indemnified Person advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and such Indemnified Person, such Indemnified Person may retain counsel satisfactory to them and reasonably satisfactory to Parent, and Parent or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such counsel for such Indemnified Person promptly as statements therefor are received upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount or any other amount paid on behalf of such Indemnified Person if it is ultimately determined in accordance with clause (B) of the following sentence that such Indemnified Person is not entitled to be indemnified; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this clause (ii) to pay for only one firm of counsel for all Indemnified Persons in any jurisdiction unless the use of one counsel for such Indemnified Persons would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (iii) the Indemnified Persons will cooperate in the defense of any such matter at Parent’s or the Surviving Corporation’s expense; and (iv) Parent and the Surviving Corporation shall not be liable for any settlement effected without its express written consent which shall not be unreasonably withheld. Notwithstanding anything to the contrary set forth in this Section 7.10(b) or elsewhere in this Agreement, (A) neither the Surviving Corporation nor any of its Affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry or such Indemnified Persons otherwise consent and (B) Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by Applicable Law and any and all amounts previously paid on behalf of such Indemnified Person shall be repaid to Parent or the Surviving Corporation by or on behalf of such Indemnified Person.

(c) Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are on substantially similar terms and conditions to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 7.10(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred fifty percent (250%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred fifty percent (250%) amount, the “Maximum Annual Premium”); provided, however, that that if the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation shall be obligated to obtain a policy with, in the good faith determination of the Surviving Corporation, the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company, following reasonable consultation with Parent, shall have the right to (and if Parent requests, the Company shall) purchase a six-year “tail” prepaid policy on the D&O Insurance; provided, however, that, in no event shall the Company pay, or the Surviving Corporation be required to pay, an aggregate premium for such “tail” policy in excess of the Maximum Annual Premium. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in which case, the Surviving Corporation (and Parent) shall have no further obligations under the first sentence of this Section 7.10(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) Successors and Assigns. If the Surviving Corporation (or Parent) or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation (or Parent) set forth in this Section 7.10.

(e) Notwithstanding anything herein to the contrary, (i) the obligations of Parent and the Surviving Corporation or its successor shall be subject to any limitation imposed by Applicable Law (including any limitation on the Company’s ability to indemnify its own directors and officers) and (ii) Parent shall have no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time.

(f) No Impairment; Third Party Beneficiaries. The obligations set forth in this Section 7.10 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 7.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 7.10(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 7.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.10, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 7.10(c) (and their heirs and representatives)) under this Section 7.10 shall be in addition to, and not in substitution for, any other rights that such persons may have under the Charter, Bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable law (whether at law or in equity).

(g) Preservation of Other Rights. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution for any such claims under such policies.

Section 7.11 Employee Matters.

(a) Acknowledgment of Change of Control. Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Employee Plans, as applicable, will occur as of the Effective Time, as applicable.

(b) Existing Agreements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all Employee Plans disclosed on Section 3.16(a) of the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Effective Time, provided, however, that nothing in this sentence shall prohibit the Surviving Corporation or Parent, as applicable, from amending or terminating any such Employee Plans, or other compensation or benefits plans, arrangements or agreements in accordance with their terms or if otherwise required by Applicable Law. No provision of this Agreement shall operate as an amendment to any Employee Plan or other benefit plan maintained by the Company, Parent or their respective Subsidiaries.

(c) Compensation and Benefits Continuation. For a period of one (1) year following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide (i) compensation (other than equity-based compensation) to each Continuing Employee that is substantially comparable in the aggregate to the compensation (other than equity-based compensation) provided to such Continuing Employee immediately prior to the Effective Time, (ii) health and welfare benefits to each Continuing Employee that are substantially similar to those health and welfare benefits that are (x) provided to such Continuing Employee immediately prior to the Effective Time or (y) provided to similarly situated employees of Parent or its Subsidiaries, and (iii) cash-based severance benefits (other than reimbursement of COBRA continuation costs) to eligible Continuing Employees that are no less favorable than those provided under the Employee Plans set forth in Section 3.16(a) of the Company Disclosure Letter and designated thereon as a severance plan, guideline or practice as in effect on the date of this Agreement.

(d) Service Credit; Etc. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide each Continuing Employee with credit for all service with the Company and its Subsidiaries (and their respective predecessors) prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement but excluding for purposes of any defined benefit pension plan); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than those employee benefit plans that are Employee Plans) (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage under a comparable Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Corporation shall use commercially reasonable efforts to (x) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) shall allow any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) Company 401(k) Plans. The Company Board shall adopt resolutions providing that no rights to contributions will accrue after, and that each of the Employee Plans sponsored or maintained by the Company or any of its Subsidiaries that are defined contribution plans intended to be qualified within the meaning of Section 401(a) of the Code (the “Company 401(k) Plans”) shall be terminated, as of the day immediately prior to the Closing Date (but conditioned upon the occurrence of the Closing). The Company and Parent shall cooperate in good faith prior to the Closing with respect to the preparation and execution of all documentation necessary to effect the foregoing termination, and the Company shall provide Parent a reasonable opportunity to review and comment on all such documentation. To the extent that the Company 401(k) Plans are terminated pursuant to Parent’s request, the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or any of its Subsidiaries or Affiliates as soon as reasonably practicable following the Closing Date.

(f) Schedule. To the extent permitted by Applicable Law, the Company shall deliver to Parent, not less than ten (10) Business Days prior to the Closing Date, a schedule in a form acceptable to Parent, which shall include the information set forth below:

(i) With respect to each holder of an Unvested Company Option: (i) such holder’s address, e-mail address and, if available to the Company, social security number (or tax identification number, as applicable), (ii) the number of shares of Company Common Stock underlying each Unvested Company Option held by such holder, (iii) the respective exercise price per Share of such Unvested Company Options, (iv) the respective grant date(s) of such Unvested Company Options, and (v) the respective vesting schedule with respect to such Unvested Company Options and (viii) such other relevant information that Parent may reasonably require.

(ii) With respect to each holder of a Restricted Stock Unit: (i) such holder’s address, e-mail address and, if available to the Company, social security number (or tax identification number, as applicable), (ii) the number of shares of Company Common Stock underlying each Restricted Stock Unit held by such holder, (iii) the respective grant date(s) of such Restricted Stock Units, (v) the respective vesting schedule with respect to such Restricted Stock Units and (vi) such other relevant information that Parent may reasonably require.

(g) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 7.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 7.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

Section 7.12 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

Section 7.13 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.

Section 7.14 Treatment of Existing Credit Agreement. Prior to or at the Closing, the Company and its Subsidiaries shall deliver an executed payoff letter with respect to the Existing Credit Agreement (the “Debt Payoff Letter”) in form and substance reasonably satisfactory to Parent with respect to the Existing Credit Agreement (a draft of which the Company shall use its commercially reasonable efforts to provide to Parent no less than three (3) Business Days prior to the anticipated Closing Date). The Debt Payoff Letter shall (A) confirm the full outstanding amount then outstanding, along with accrued interest thereon and all fees and other obligations of the Company and its Subsidiaries accrued under the Existing Credit Agreement, (B) contain payment instructions and (C) evidence the satisfaction, release and discharge of the debt and liabilities under the Existing Credit Agreement and the agreement by the lenders thereunder (or their agent) to release all liens upon the payment of such amount in accordance with the payment instructions. Prior to or at the Closing, the Company and its Subsidiaries shall have obtained documents, including an authorization to file UCC termination statements upon such payment, executed terminations and releases of outstanding mortgages, as are reasonably necessary to release such liens.

Section 7.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to Applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Shares from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Shares pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 7.16 Takeover Statutes. In furtherance and not in limitation of the foregoing, the Company shall and shall cause its Subsidiaries to (a) take all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL will not be applicable to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting Agreement, (b) take all action necessary to ensure that no other Takeover Statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting Agreement and refrain from taking any actions that would cause the applicability of any Takeover Statute to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting Agreement, and (c) if the restrictions of Section 203 of the DGCL or any other Takeover Statute become applicable to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting Agreement, to take all action necessary to ensure that the transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement (as applicable) and otherwise lawfully eliminate or minimize the effect of such Takeover Statute with respect to this Agreement, the Voting Agreement, the Merger or the transactions contemplated by this Agreement or the Voting Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Mutual Conditions to Closing. The respective obligations of the Company, Parent and Merger Sub to enter into and complete the Closing are subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any one or more of which may be waived (where permitted by Applicable Law) prior to the Effective Time by the Company and Parent in writing:

(a) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(b) Requisite Regulatory Approvals.

(i) All waiting periods (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(ii) All antitrust, competition and merger control consents set forth in Schedule 8.1(b)(ii) shall have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period).

(c) No Legal Prohibition. No Governmental Authority in a competent jurisdiction shall have:

(i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting the consummation of the Merger; or

(ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting the consummation of the Merger.

Section 8.2 Additional Parent and Merger Sub Conditions. The obligations of Parent and Merger Sub to enter into and complete the Closing are subject, at the option of Parent, to the fulfillment on or prior to the Closing Date of the following conditions by the Company, any one or more of which may be waived (where permitted by Applicable Law) prior to the Effective Time by Parent in writing:

(a) Accuracy of Representations and Warranties.

(i) Other than the representations and warranties listed in Section 8.2(a)(ii), Section 8.2(a)(iii), and Section 8.2(a)(iv) the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date except (i) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) for those representations and warranties that address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 8.2(a)(i) all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded.

(ii) The representations and warranties set forth in Section 3.1, Section 3.2, and Section 3.10(a) shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(iii) The representations and warranties set forth in Section 3.5(b), Section 3.5(c), Section 3.5(d), Section 3.5(e), Section 3.5(f), Section 3.6, and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(iv) The representations and warranties set forth in Section 3.5(a) shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such inaccuracies that would in the aggregate increase the aggregate Merger Consideration payable by Parent by more than five million Dollars ($5,000,000).

(b) Compliance with Agreements and Covenants. The Company shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3 Additional Company Conditions. The obligations of the Company to enter into and complete the Closing are subject, at the option of the Company, to the fulfillment on or prior to the Closing Date of the following conditions by Parent and Merger Sub, any one or more of which may be waived (when permitted by Applicable Law prior to the Effective Time) by the Company in writing:

(a) Accuracy of Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) for those representations and warranties that address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement for purposes of this Section 8.3(a), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded.

(b) Compliance with Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by each of them at or prior to the Closing Date.

(c) Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION OF AGREEMENT

Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Stockholder Approval (except as provided herein), only as follows:

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before the first Business Day after March 7, 2017 (the “Termination Date”); provided, however, that if the conditions set forth in Section 8.1(b) or Section 8.1(c) (as a result of an Order or Applicable Law under Antitrust Laws) shall not have been satisfied or duly waived (where permitted by Applicable Law) by all parties entitled to the benefit of such condition by the fifth (5th) Business Day prior to March 7, 2017, either Parent or the Company may, by written notice delivered to the other party, extend the Termination Date to June 7, 2017, and if the conditions set forth in Section 8.1(b) or Section 8.1(c) (as a result of an Order or Applicable Law under Antitrust Laws) have not been satisfied or duly waived by all parties entitled to the benefit of such condition by the fifth (5th) Business Day prior to June 7, 2017, either Parent or the Company may, by written notice delivered to the other party, extend the Termination Date to September 7, 2017; provided, however that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose action or failure to act (which action or failure to act constitutes a breach by such party of this Agreement) has been a principal cause of or resulted in the failure of the Effective Time to have occurred on or before the Termination Date (as the same may be extended); or

(c) by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the adoption of this Agreement, except that the right to terminate this Agreement pursuant to this Section 9.1(c) will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of this Agreement) has been a principal cause of or resulted in the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof); or

(d) by either Parent or the Company if any Governmental Authority of any competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the consummation of the Merger permanently illegal or which has the effect of permanently prohibiting the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal permanently or which has the effect of permanently prohibiting the consummation of the Merger and such Order shall have become final and nonappealable; or

(e) by the Company in the event (i) of a breach of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) that any of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate (and in each case such breach or inaccuracy, as applicable, is not curable prior to the Termination Date (as the same may be extended), or if curable prior to the Termination Date (as the same may be extended), subject to the immediately following proviso); provided, however, that notwithstanding the foregoing, the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) until the earlier to occur of (A) thirty (30) calendar days after the receipt of written notice thereof by Parent from the Company of such breach or inaccuracy, as applicable or (B) Parent or Merger Sub ceasing or failing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) if such breach or inaccuracy by Parent or Merger Sub is cured within such thirty (30) calendar day period); provided, further, the Company may not terminate this Agreement pursuant to this Section 9.1(e) if it is then in material breach of any representation, warranty of covenant contained in this Agreement; or

(f) by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to enter into an Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal and the Company concurrently and as a condition to the effectiveness of such termination pays or causes to be paid to Parent (or its designee) the Company Termination Fee pursuant to Section 9.4(a)(ii); and (iii) the Company has complied with Section 7.1(c)(ii) with respect to such Superior Proposal; or

(g) by Parent in the event (i) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (ii) that any of the representations and warranties of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate (and in each case such breach or inaccuracy, as applicable, is not curable prior to the Termination Date (as the same may be extended), or if curable prior to the Termination Date (as the same may be extended), subject to the immediately following proviso); provided, however, that notwithstanding the foregoing, Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) until the earlier to occur of (A) thirty (30) calendar days after receipt of written notice by the Company from Parent of such breach or inaccuracy, as applicable or (B) the Company ceasing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent and Merger Sub may not terminate this Agreement pursuant to this Section 9.1(g) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); provided, further, Parent may not terminate this Agreement pursuant to this Section 9.1(g) if it is then in material breach of any representation, warranty of covenant contained in this Agreement; or

(h) by Parent at any time prior to receiving the Requisite Stockholder Approval in the event that the Company Board (or any committee thereof) (i) shall have effected a Company Board Recommendation Change or (ii) if (A) after its receipt of an Acquisition Proposal or (B) following Parent’s reasonable request, shall have, in either case, failed to reaffirm the Company Board Recommendation within five (5) Business Days of any such Parent request (and if the Company Stockholder Meeting is scheduled to be held within five (5) Business Days, then within 1 Business Day of any such Parent request); or

(i) by Parent, at any time prior to receiving the Requisite Stockholder Approval, in the event of a willful and intentional breach (or deemed breach) of the obligations set forth in Section 6.1(a) and Section 6.2 or Section 7.1(c) by the Company or any of its Subsidiaries or Representatives.

Section 9.2 Notice of Termination. A party terminating this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall deliver a written notice to the other party setting forth specific basis for such termination and the specific provision of Section 9.1 pursuant to which this Agreement is being terminated. A valid termination of this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall be effective upon receipt by the non-terminating party of the foregoing written notice.

Section 9.3 Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without Liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.6, Section 7.7, this Section 9.3, Section 9.4 and Article X, each of which shall survive the termination of this Agreement, and (b) that nothing herein (including Section 9.4) shall relieve any party or parties hereto, as applicable, from Liability for any willful and intentional breach of this Agreement prior to such termination, or any fraud committed in connection with this Agreement or any of the transactions contemplated hereby. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which shall survive termination of this Agreement in accordance with their respective terms and remain fully enforceable in accordance with their respective terms.

Section 9.4 Termination Fees.

(a) Company Termination Fee.

(i) In the event that (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(c) or Section 9.1(g)(i), (B) following the execution of this Agreement and prior to the Termination Date (as the same may be extended) (or with respect to a termination pursuant to Section 9.1(c), the time at which a vote is taken on the adoption of this Agreement at the Company Stockholder Meeting (or an adjournment or postponement thereof)) an offer or proposal for a Competing Acquisition Transaction is publicly announced, publicly disclosed or otherwise made public (whether or not subsequently withdrawn), and (C) within twelve (12) months following the termination of this Agreement the Company or any of its Subsidiaries (x) consummates any Competing Acquisition Transaction or (y) enters into a definitive Contract to consummate any Competing Acquisition Transaction and, in the case of (y), any Competing Acquisition Transaction is subsequently consummated, then on the date of the consummation of such Competing Acquisition Transaction, the Company shall pay to Parent a fee equal of twenty-one million seven hundred fifty thousand Dollars ($21,750,000) in cash (the “Company Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) In the event that this Agreement is terminated pursuant to Section 9.1(f), then, immediately prior to or concurrently with, and as a condition to the effectiveness of, such termination, the Company shall pay or cause to be paid to Parent (or its designee) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) In the event that this Agreement is terminated pursuant to Section 9.1(h) or Section 9.1(i) then within one (1) Business Day after the date of such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iv) For the avoidance of doubt, in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement, Parent shall be entitled to receipt of any Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time.

(v) The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(b) Parent Termination Fee.

(i) Parent will pay to the Company or one or more Persons designated by the Company a termination fee of forty-six million six hundred thousand Dollars ($46,600,000) in cash (the “Parent Termination Fee”) if this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) or Section 9.1(d), if, as of the time of such termination, (x) the only conditions to Closing set forth in Article VIII that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date the notice of termination is delivered as evidenced by written confirmation by those Persons pursuant to Section 8.2(d)) are those set forth in Section 8.1(b) or in Section 8.1(c) (solely with respect to Antitrust Laws), (y) such failure to be satisfied is due to (A) the failure to receive any required consent or approval (including the expiration or termination of any waiting period and any extension thereof under the HSR Act) from a Governmental Authority pursuant to Antitrust Laws or (B) any action (including the enacting, issuing, entry or promulgation of Orders or Applicable Laws or instituting of proceedings) by any Governmental Authority to enjoin or otherwise prohibit the Merger or make it illegal pursuant to Antitrust Laws, and (z) that none of the Company, its Subsidiaries or their respective officers, directors or employees has taken any action or failed to take any action (which action or failure to act constitutes a breach by the Company of this Agreement) that was a principal cause of the failure of the conditions in Section 8.1(b) or Section 8.1(c).

(ii) Any payment to be made by Parent pursuant to this Section 9.4(b) shall be made by Parent by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, and shall be made concurrently with the termination of the Merger Agreement referenced in Section 9.4(b)(i), in the case of a termination by Parent, or within two (2) Business Days following such termination, in the case of a termination by the Company.

(iii) The parties hereto acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether nor not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Recovery. Parent, Merger Sub and the Company hereby acknowledge and agree that the covenants set forth in this Section 9.4 are an integral part of this Agreement and the Merger, and that, without these agreements, Parent, Merger Sub and the Company would not have entered into this Agreement. Accordingly,

(i) if the Company fails to promptly pay any amounts due pursuant to Section 9.4(a) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 9.4(a) or any portion thereof, the Company will pay to Parent its out-of-pocket costs and expenses (including attorneys’ fees and costs) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by Applicable Law.

(ii) if Parent fails to promptly pay any amounts due pursuant to Section 9.4(b) and, in order to obtain such payment, the Company commences a Legal Proceeding that results in a judgment against Parent for the amount set forth in Section 9.4(b) or any portion thereof, Parent will pay to the Company its out-of-pocket costs and expenses (including attorneys’ fees and costs) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by Applicable Law.

(d) No Further Liability. Notwithstanding anything to the contrary in this Agreement, but subject in all cases to Section 9.3(b):

(i) in the event that Parent shall receive payment of the Company Termination Fee as described in this Section 9.4, the Company shall have no further liability to Parent or Merger Sub, under this Agreement or otherwise in connection with the transactions contemplated hereby, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

(ii) in the event that the Company shall receive payment of the Parent Termination Fee as described in this Section 9.4, Parent and Merger Sub shall have no further liability to the Company under this Agreement or otherwise in connection with the transactions contemplated hereby, the Company shall be precluded from any other remedy against Parent and Merger Sub, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent and Merger Sub or any of their respective Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Certain Interpretations.

(a) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(b) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable unless otherwise indicated.

(c) When used herein (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise indicated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including,” shall be deemed in each case to be followed by the words “without limitation.”

(d) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

(e) Unless otherwise specifically provided, all references in this Agreement to “Dollars” or “$” means United States Dollars.

(f) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(g) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(h) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(i) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(j) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(k) Except as otherwise provided herein, all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l) References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m) References to the phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import shall be deemed to refer to the date set forth in the preamble of this Agreement.

(n) any reference in this Agreement to a date or time shall be deemed to be such date or time in the State of California unless otherwise specified.

(o) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(p) The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with the normal routine of managing the Company’s business” whether or not such words actually follow such phrase.

(q) The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(r) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(s) No summary of this Agreement or any exhibit, schedule or other document delivered herewith prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement or such exhibit or schedule.

(t) The information contained in this Agreement and in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third Person of any matter whatsoever, including (i) any violation of Applicable Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(u) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Article VIII without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(v) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted and accessible to Parent in a virtual data room entitled “Project Ares” and managed by Morgan Stanley & Co LLC on behalf of the Company at www.rrdvenue.com, (ii) disclosed in a SEC Report filed and publicly available, in each case, at least two (2) Business Days prior to the execution and delivery of this Agreement or (iii) expressly set forth in Section 10.1(v) of the Company Disclosure Letter.

(w) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.2 Amendment. Subject to Applicable Law and subject to other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been approved by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders without such approval.

Section 10.3 Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any rights pursuant to this Agreement will not constitute waiver of such rights.

Section 10.4 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, provided, that, Parent or Merger Sub may assign any of their respective rights or obligations to any Affiliate of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via email or telecopy to the parties at the following addresses, emails or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice) provided that notice given by email or telecopy shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 10.5 and (ii) either (A) a duplicate copy of such email or telecopy notice is promptly given by one of the other methods described in this Section 10.5 or (B) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or telecopy or any other method described in this Section 10.5;

(a)	if to Parent or Merger Sub, to:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Attention: Svilen Karaivanov, M&A Legal

Email: ma-notice@google.com

Telecopy No.: (650)887-1790

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom

Attention: Howard L. Ellin

                     Kyle T. Seifried

Email: Howard.Ellin@skadden.com

              Kyle.Seifried@skadden.com

Telecopy No.: (917) 777-2438

                             (917) 777-3457

(b)	if to the Company (prior to the Closing), to:

Apigee Corporation

10 S. Almaden Blvd., 16th Floor

San Jose, CA 95113

Attention: Stacey Giamalis

Email: sgiamalis@apigee.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: Robert T. Ishii

Email: rishii@wsgr.com

Telecopy No.: (650) 493-6811

Except in respect of any notice delivered pursuant to the terms of Section 6.3, any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party may provide notice to the other parties of a change in its address or fax number through a notice given in accordance with this Section 10.5, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 10.5 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.5.

Section 10.6 Non-Survival of Representations, Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time.

Section 10.7 Expenses. Subject to Section 9.4(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the party or parties, as applicable, incurring such expenses, whether or not the Merger is consummated.

Section 10.8 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Voting Agreement and the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Voting Agreement or the Confidentiality Agreement is terminated in accordance with its terms. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.9 Third Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto in accordance with and subject to the terms of this Agreement and (b) this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except as (i) set forth in or contemplated by the terms and provisions of Section 7.10 and (ii) from and after the Effective Time, the rights of holders of shares of the Company Common Stock to receive the merger consideration set forth in Article I.

Section 10.10 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.11 Remedies.

(a) Generally. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages (except with respect to the payment of the Company Termination Fee or Parent Termination Fee, if applicable and required under the terms of Section 9.4). Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, provided, however, that (i) Parent and Merger Sub shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Agreement is terminated and the Company has paid the Company Termination Fee in accordance with Section 9.4, (ii) the Company shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Agreement is terminated and Parent has paid the Parent Termination Fee in accordance with Section 9.4.

Section 10.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable conflicts of law principles.

Section 10.13 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in such other manner as may be permitted by Applicable Law, and nothing in this Section 10.13 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any other state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby (including the Merger), or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby (including the Merger) shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any other state or federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby (including the Merger) in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 10.14 WAIVER OF JURY TRIAL. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 10.15 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 10.16 No Limitation. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Google Inc.

By:	/s/ Donald Harrison
	Name:	Donald Harrison
	Title:	Vice President, Corporate Development

Areopagus Inc.

By:	/s/ Kenneth Yi
	Name:	Kenneth Yi
	Title:	CEO, President & Secretary

Apigee Corporation

By:	/s/ Chetan Kapoor
	Name:	Chetan Kapoor
	Title:	CEO

[MERGER AGREEMENT]

ANNEX A

CERTAIN DEFINED TERMS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either executed, delivered and effective after the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company to keep such information confidential and to only use such confidential information for the evaluation and consideration of an Acquisition Transaction and the terms of which are no less favorable in the aggregate to the Company than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal and shall not prohibit the Company from providing to Parent any of the information required to be provided under Article VI).

“Acquisition Proposal” means any offer, proposal or indication of interest from any Third Party relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Third Party, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (or any securities convertible into, or exchangeable for, such voting or equity securities of the Company), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party (or the shareholders of any such Third Party) beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization, extraordinary dividend, liquidation, dissolution or other similar transaction involving the Company and a Third Party pursuant to which the Company Stockholders immediately preceding such transaction hold less than eighty percent (80%) of the voting power in the surviving or resulting entity of such transaction or the resulting direct or indirect parent of the Company or such surviving or resulting entity (or any securities convertible into, or exchangeable for, securities representing such voting power); or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Third Party of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries (whether measured by fair market value, revenue generation or net income and including equity investments in Subsidiaries).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Alphabet” means Alphabet Inc.

“Alphabet Common Stock” means Alphabet’s Class C Capital Stock, $0.001 par value per share.

“Alphabet Stock Unit” means a restricted stock unit payable in shares of Alphabet Common Stock or cash in an amount equal to the value of the shares of Alphabet Common Stock, or a combination of the foregoing.

“Anti-Corruption and Anti-Bribery Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, or any other applicable United States or foreign anti-corruption or anti-bribery laws or regulations.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of April 30, 2016.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California or New York or is a day on which banking institutions located in such States are authorized or required by Applicable Law or other governmental action to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means both Company Common Stock and Company Preferred Stock.

“Company Equity Incentive Plan(s)” means the Company’s 2005 Stock Incentive Plan, as amended and/or the Company’s 2015 Equity Incentive Plan, as applicable.

“Company ESPP” means the Company’s 2015 Employee Stock Purchase Plan.

“Company Intellectual Property Rights” means all of the Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, violation, inaccuracy, circumstance, change or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Company Material Adverse Effect, has had or would reasonably be expected to be materially adverse to (a) the business, operations, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company to consummate the Merger prior to the Termination Date (as the same may be extended) and to fully perform its covenants and other obligations under this Agreement; provided, however, that in no event shall any Effect directly or indirectly resulting from any of the following, either alone or in combination, be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

(i) general economic or political conditions in the United States or any other country or region in the world;

(ii) conditions in the industries in which the Company or any of its Subsidiaries conduct business;

(iii) changes in Applicable Law or GAAP or the interpretations thereof;

(iv) acts of war, terrorism or sabotage;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi) the public announcement or pendency of this Agreement, the Merger or any other transactions contemplated by this Agreement; provided that this clause (vi) shall not apply to any representation or warranty

(or any condition to the consummation of the Merger relating to such representation and warranty) to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this agreement or the consummation of the Merger;

(vii) any failure by the Company to meet published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself, and or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause(s) of any such failure may be taken into consideration unless otherwise prohibited by this definition of “Company Material Adverse Effect”);

(viii) any decline in the market price or change in the trading volume of Company Common Stock, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration unless otherwise prohibited by this definition of “Company Material Adverse Effect”);

(ix) any action taken pursuant to the terms of this Agreement (other than the Company operating in the ordinary course of business in compliance with the terms of Section 5.1);

(x) any action taken at the express written request of Parent or with the prior written approval of Parent following the date of this Agreement; and

(xi) any legal proceedings made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, to the extent arising out of the Merger or in connection with any other transactions contemplated by this Agreement.

Notwithstanding the foregoing, the exceptions set forth in (i)-(v) shall only apply to the extent that such event, circumstance, change or effect does not have a materially disproportionate adverse impact on the Company or its Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and its Subsidiaries operate in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Options” means any options to purchase shares of Company Common Stock.

“Company Products” means any and all products and services marketed, sold, offered for sale, licensed, imported, exported, provided or distributed by the Company or any of its Subsidiaries currently or at any time since the Reference Date.

“Company Registered IP” means Company Intellectual Property Rights that are Registered IP.

“Competing Acquisition Transaction” has the same meaning as “Acquisition Transaction” except that all references therein to “20%” and “80%” shall be references to “50%.”

“Continuing Employees” shall mean all employees of the Company and its Subsidiaries who continue their employment with the Company, its Subsidiaries, the Surviving Corporation, Parent or any Subsidiary of Parent as of and following the Effective Time.

“Contract” means any legally binding contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument or obligation.

“Delaware Law” means the DGCL and any other Applicable Law of the State of Delaware.

“DGCL” means the General Corporation Law of the State of Delaware.

“DOJ” means the United States Department of Justice, or any successor thereto.

“DOL” means the United States Department of Labor, or any successor thereto.

“Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, benefit programs, benefit agreements, benefit contracts, benefit policies or benefit arrangements (whether or not in writing), in each case, (x) which is maintained or contributed to for the benefit of or relating to any current or former employee, consultant or independent contractor or director of the Company, any of its Subsidiaries or any of their ERISA Affiliates or (y) with respect to which the Company or any of its Subsidiaries has or may have any Liability.

“Environmental Law” means any law relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” shall mean the Amended and Restated Loan and Security Agreement, dated November 17, 2014, by and between the Company and Silicon Valley Bank, as further amended March 2, 2016.

“Export and Import Control Laws” means any U.S. law, regulation, or order governing (i) imports, exports, re-exports, or transfers of products, services, software, or technologies from or to the United States; (ii) any release of technology or software in any foreign country or to any foreign Person (anyone other than a citizen or lawful permanent resident of the United States, or a protected individual as defined by 8 U.S.C. § 1324b(a)(3)) located in the United States or abroad; or (iii) economic sanctions or embargoes.

“FTC” means the United States Federal Trade Commission, or any successor thereto.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Authority” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

“Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, polychlorinated biphenyls and friable asbestos.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and the implementing regulations thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities related to the deferred purchase price of property or services other than those trade payables incurred in the ordinary course of business; (v) liabilities pursuant to capitalized leases; (vi) liabilities pursuant to conditional sale or other title retention agreements; (vii) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (viii) liabilities arising from any breach of any of the foregoing; and (x) indebtedness of the type referred to in clauses (i) through (viii) of others guaranteed by the Company or any of its Subsidiaries or secured by any Lien.

“Intellectual Property Rights” means any or all intellectual property rights, including all statutory and/or common law rights throughout the world including each of the following: (i) all United States and foreign patents and utility models, including utility patents and design patents, and all registrations and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, re-examinations, corrections, provisionals, continuations and continuations in part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries (collectively, “Patents”); (ii) all trade secret rights (collectively, “Trade Secrets”); (iii) all copyrights (registered or otherwise), copyright registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Copyrights”) and Moral Rights; (iv) all trade names, trade dress, logos, or other corporate designations, trademarks and service marks, whether or not registered, including all common law rights, and trademark and service mark registrations and applications, including but not limited to all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Trademarks”); (v) domain names and applications and registrations therefor (collectively, “Domain Names”); and (vi) any similar, corresponding or equivalent rights to any of the foregoing.

“Intervening Event” shall mean any material event, circumstance, change, effect, development or condition first occurring or arising after the date hereof that (i) was not known or reasonably foreseeable by the Company Board as of or prior to the date hereof and which first became known or reasonably foreseeable prior to the receipt of the Requisite Stockholder Approval (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date hereof and which first became known or reasonably foreseeable prior to the receipt of the Requisite Stockholder Approval) and (ii) does not relate in any manner to an Acquisition Proposal; provided, that the following shall not be taken into account for purposes of determining whether an Intervening Event has occurred: (x) any change in the price or trading volume of the Shares (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred) and (y) any Effect resulting from any action taken or initiated by the Company or any of its Subsidiaries pursuant to and in compliance with the terms of this Agreement.

“IRS” means the United States Internal Revenue Service, or any successor thereto.

“knowledge” means the actual knowledge of those persons set forth on Section A of the Company Disclosure Letter as of the date hereof, in each case after review of the relevant representation and warranty with the individual that has management responsibility over such function if such individual (i) has been involved in the process of due diligence relating to, or the negotiation of, this Agreement prior to the date of this Agreement, and (ii) would reasonably be expected to have actual knowledge of the matter in question.

“Legal Proceeding” means any lawsuit, litigation, arbitration or other legal proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private) by or before any Governmental Authority.

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries are a party as of the date hereof, in each case, other than those Contracts that are Employee Plans:

(i) Contracts required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract that (A) grants any exclusive rights to any third party, including any such Contract which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Intellectual Property Rights, except in the case of each of clauses (A) and (B) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(iii) notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, mortgages, loan agreements or other Contracts or commitments for the borrowing or lending of money or related to Indebtedness (including loans to or from officers, directors, Company Stockholders or any members of their immediate families and including all extensions of credit to customers in the ordinary course of business), or agreements or arrangements for a line of credit, except for any such agreement (A) with an aggregate outstanding principal amount not exceeding $500,000 or (B) between or among any of the Company and any of its wholly owned Subsidiaries; or guarantees, pledges or undertakings of the indebtedness for borrowed money of any other Person, except for any such agreement (x) with potential liability thereunder not exceeding $500,000 or (y) between or among any of the Company and any of its wholly owned Subsidiaries;

(iv) Contracts for any capital expenditure in excess of $500,000;

(v) Contracts pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(vi) any Contract relating to the disposition or acquisition of any equity or assets by the Company or any of its Subsidiaries (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise) (A) since the Reference Date; or (B) under which the Company or any of its Subsidiaries has any obligations (including indemnification, “earn-out” or other contingent payment obligations) which have not been satisfied or performed (other than confidentiality obligations), except (1) in each case for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business, or (2) in the case of (A) for acquisitions or dispositions of material assets other than with regard to any assets that are Intellectual Property Rights;

(vii) Contracts entered into since the Reference Date in connection with the settlement or other resolution of any Legal Proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $500,000;

(viii) Contracts that by their terms (A) limit or restrain in any material respect the Company or any of its Subsidiaries from engaging or competing in any lines of business with any Person or in any geographic area, (B) as a result of the consummation of this Agreement or the transactions contemplated hereby, limit or restrain (or purport to limit or restrain) in any material respect Parent or any of its Affiliates from engaging or competing in any lines of business with any Person or in any geographic area, or (C) grant of any preferred pricing, “most favored nation” or exclusive status to a third Person;

(ix) any Leases;

(x) any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries;

(xi) any Contract with any Governmental Authority;

(xii) any Contract that involves a joint venture, strategic alliance, limited liability company, partnership or other similar agreement or arrangement that relates to the formation, creation, operation, management or control of any of the foregoing;

(xiii) any Contract under which the Company is obligated to make payments in excess of $500,000 in the aggregate over twelve (12) months following the date hereof, other than Employee Plans listed in Section 3.16(a) of the Company Disclosure Letter;

(xiv) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company, prohibits the issuance of guarantees by the Company or any Subsidiary of the Company or that limits or proposes to limit the ability of the Company or any of its Subsidiaries or Affiliates to sell, transfer, pledge or otherwise dispose of any assets or businesses;

(xv) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xvi) Contracts under which the Company develops software for, on behalf of, or jointly with Third Parties (excluding APIs developed for customers in the ordinary course of business solely in connection with the implementation of a Company Product);

(xvii) Contracts under which a Third Party licenses any material Intellectual Property Rights (including covenants not to sue, non-assertion provisions or releases or immunities from suit that relate to Intellectual Property Rights) to the Company or any of its Subsidiaries, excluding nondisclosure agreements, any licenses for Shrink-Wrap Code (provided that such Shrink-Wrap Code is not used in any Company Product) or for Open Source Software;

(xviii) any Contract that is a Collective Bargaining Agreement;

(xix) Contracts that involve any exchange traded or over the counter swap, forward, future, option, cap, floor or collar financial Contract, or any other interest rate or foreign currency protection Contract;

(xx) any (i) material Contract with any Top Customers, and (ii) any material Contract with Top Suppliers set forth in Section 3.25(a) of the Company Disclosure Letter;

(xxi) Contracts under which the Company or any of its Subsidiaries has granted, licensed, disclosed or provided any Company Intellectual Property Right to Third Parties (other than (A) nondisclosure agreements, (B) rights granted to employees, consultants, contractors or vendors to use Company Intellectual Property Right for the sole benefit of the Company or its Subsidiaries, (C) non-exclusive licenses entered into in the ordinary course of business with customers, original equipment manufacturers, value-added resellers or distributors of the Company and its Subsidiaries), and (D) non-exclusive licenses that are immaterial to the Company or any of its Subsidiaries and that do not involve the license of any Patents or patent rights), and Contracts containing covenants not to sue, non-assertion provisions, or releases or immunities from suit that relate to Company Intellectual Property Rights;

(xxii) Contracts pursuant to which, as a result of the consummation of this Agreement or the Closing of the transactions contemplated hereby, Parent, any of its Affiliates, the Company or any of its Subsidiaries, will result in the grant to any Third Party of a license or right under any Intellectual Property Rights owned by Parent, any of its Affiliates, the Company or any of its Subsidiaries; and

(xxiii) any Contracts that grant any right of first refusal, right of first negotiation or any other similar right with respect to the equity or assets of the Company or any of its Subsidiaries.

“Moral Rights” shall mean moral or equivalent rights in any Intellectual Property Rights, including the right to the integrity of the work, the right to be associated with the work.

“Nasdaq” means the Nasdaq Global Select Market.

“Open Source Software” means any software that is distributed pursuant to a license that (1) requires the licensee to distribute or provide access to the source code of such software or any portion thereof when the object code is distributed, (2) requires the licensee to distribute the software or any portion thereof for free, or (3) requires that other software or any portion thereof combined with, linked to, or based upon such software be licensed pursuant to the same license or requires the distribution of all or any portion of such other software for free, including, software licensed or distributed under any of the following licenses: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the BSD License; and (v) the Apache License.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Authority or arbitrator that is binding on or applicable to such Person.

“Outstanding Stock Awards” means (i) any issued and outstanding options to purchase Shares granted under or pursuant to a Company Equity Incentive Plan or otherwise and (ii) any issued and outstanding restricted stock units, whether payable in cash, shares or otherwise, granted under or pursuant to a Company Equity Incentive Plan, and payable in accordance with a vesting schedule or issuance schedule, including a performance-based vesting schedule or issuance schedule.

“Parent Material Adverse Effect” means any Effect which prevents, materially delays or materially impairs the ability of Parent or Merger Sub to consummate the Merger prior to the Termination Date (as the same may be extended).

“Permit” means any permit, license, authorization, consent, or approval required to be obtained by a Governmental Authority.

“Permitted Liens” means (i) Liens the existence of which are expressly disclosed in the notes to the Balance Sheet, (ii) Liens for Taxes not yet due and payable or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Company SEC Financial Statements, (iii) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business consistent with past practice that, individually or in the aggregate, do not materially impair the value or the present or intended use and operation of the assets to which they relate, and for which adequate reserves have been established in accordance with GAAP on the Company SEC Financial Statements, and (iv) with respect to Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Data” means any information relating to an identified or identifiable natural person, including (i) any information that, either alone or in combination with other information that is publicly available or is held or controlled by the Company or any of its Subsidiaries, identifies a natural person or (ii) individually identifiable health information defined as “protected health information” under 45 C.F.R 160.103. For purposes of this definition an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to their physical, physiological, mental, economic, cultural or social identity.

“Registered IP” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Domain Names; and (v) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Relevant Antitrust Jurisdictions” shall mean the United States and the non-U.S. jurisdictions set forth in Schedule 8.1(b)(ii).

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Restricted Stock Units” means any issued and outstanding restricted stock units (including commitments to grant restricted stock units approved by the Company Board or authorized committee of the Company Board prior to the date hereof), whether payable in cash, shares or otherwise, and payable in accordance with a vesting schedule or issuance schedule.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shrink-Wrap Code” means any generally commercially available software and software-based technology (including software-as-a-service) that is available for a cost of not more than (i) $250,000 in the aggregate or (ii) $100,000 annually.

“Stock Award” means any equity-based award, whether payable in stock, cash or other property or any combination of the foregoing.

“Stock Award Exchange Ratio” means the quotient obtained by dividing (i) the Merger Consideration and (ii) an amount equal to the volume-weighted average trading price of Alphabet Common Stock for a five (5) trading day period, starting with the opening of trading on the seventh (7th) trading day prior to the Closing Date to the close of trading on the second (2nd) trading day prior to the Closing Date, as reported by Bloomberg.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a Third Party after the date of this Agreement that (i) did not result from a breach (or deemed breach) of Section 6.2(a), (ii) would result in such Third Party (or in the case of a direct merger between such Third Party and the Company, the shareholders of such Third Party) acquiring, directly or indirectly, more than 50% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, and (iii) is on terms that the Company Board determines (after consultation with its financial advisor and its outside legal counsel) that, if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the transactions contemplated by this Agreement, taking into account (A) any modifications to the terms and conditions of this Agreement proposed by Parent, including pursuant to Section 7.1(c)(ii)(D), and (B) the likelihood and timing of the consummation of such Acquisition Proposal and the other terms and conditions of such Acquisition Proposal, including its financial, legal, regulatory and other aspects.

“Takeover Statute” means any “control share acquisition,” “fair price,” “moratorium” or other similar “anti-takeover” Applicable Law.

“Tax” means (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and similar governmental charges, duties, impositions and liabilities, in each case in the nature of a tax, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, stamp and property taxes, as well as social security (or similar) and unemployment taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any Liability for the payment of any amounts of the type described in clauses (i) or (ii) of this definition as a result of any obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any Liability for taxes of a predecessor or transferor or by operation of law or otherwise.

“Tax Returns” means all returns, declarations, estimates, reports, information statements, forms and other documents filed or required to be filed in respect of any Taxes.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Unvested Company Option” means any Company Option (or portion thereof) that is not a Vested Company Option.

“Unvested Payment Plan” means the plan and related agreements containing the payment, vesting conditions, and other terms by which the Unvested Option Consideration is payable to the grantees thereof.

“Vested Company Option” means (i) any Company Option (or portion thereof) that is vested as of the Effective Time, after taking into account any Company Option (or portion thereof) that, as a result of the Merger will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions and (ii) any Company Option (or portion hereof) that is outstanding as of the Effective Time and held by a (x) non-employee member of the Company Board or (y) service provider who is not an active employee of the Company or its Subsidiaries as of immediately prior to the Effective Time (including any consultant or independent contractor to, or former employee of, the Company or its Subsidiaries).

“Warrant” means the warrant to purchase common stock issued on November 17, 2014 to Silicon Valley Bank.

“WARN” means the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar local or foreign Applicable Law.

[Remainder of Page Intentionally Left Blank]

ANNEX B

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	Annex A
Acquisition Agreement	Section 6.2(a)(v)
Acquisition Proposal	Annex A
Acquisition Transaction	Annex A
Affiliate	Annex A
Agreement	Preamble
Alphabet	Annex A
Alphabet Common Stock	Annex A
Alphabet Stock Unit	Annex A
Anti-Corruption and Anti-Bribery Laws	Annex A
Antitrust Laws	Annex A
Applicable Law	Annex A
Assets	Section 3.19
Balance Sheet	Annex A
Business Day	Annex A
Bylaws	Section 3.1
Cancelled Shares	Section 1.4(b)(ii)
Certificate of Merger	Section 1.1
Certificates	Section 2.2(c)
Charter	Section 3.1
Closing	Section 2.1
Closing Date	Section 2.1
Code	Annex A
Collective Bargaining Agreements	Section 3.17(a)
Company	Preamble
Company 401(k) Plans	Section 7.11(e)
Company Board	Recitals
Company Board Recommendation	Section 7.1(c)(i)
Company Board Recommendation Change	Section 7.1(c)(i)
Company Capital Stock	Annex A
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Equity Incentive Plan(s)	Annex A
Company ESPP	Annex A
Company Form 10-K	Article III
Company Intellectual Property Rights	Annex A
Company Material Adverse Effect	Annex A
Company Options	Annex A
Company Preferred Stock	Section 3.5(a)
Company Products	Annex A
Company Registered IP	Annex A
Company SEC Financial Statements	Section 3.8(a)
Company Securities	Section 3.5(c)
Company Stockholder Meeting	Section 7.1(b)(i)
Company Stockholders	Recitals
Company Termination Fee	Section 9.4(a)(i)
Competing Acquisition Transaction	Annex A
Confidentiality Agreement	Section 7.6

Consent	Section 3.3
Continuing Employees	Annex A
Contract	Annex A
Copyrights	Annex A
D&O Insurance	Section 7.10(b)
Debt Payoff Letter	Section 7.14
Delaware Law	Annex A
Delaware Secretary of State	Section 1.1
Determination Date	Section 3.5(a)
DGCL	Annex A
Dissenting Shares	Section 1.4(b)(iii)
DOJ	Annex A
DOL	Annex A
Domain Names	Annex A
Effect	Annex A
Effective Time	Section 1.1
Employee Plans	Annex A
Enforceability Limitations	Section 3.2(b)
Environmental Law	Annex A
ERISA	Annex A
ERISA Affiliate	Annex A
Exchange Act	Annex A
Excluded Shares	Section 1.4(b)(i)
Existing Credit Agreement	Annex A
Export and Import Control Laws	Annex A
Final Purchase Period	Section 1.4(c)(iv)
FTC	Annex A
GAAP	Annex A
Governmental Authority	Annex A
Hazardous Substance	Annex A
HIPAA	Annex A
HSR Act	Annex A
Indebtedness	Annex A
Indemnified Persons	Section 7.10(a)
Intellectual Property Rights	Annex A
International Employee Plan	Section 3.16(i)
Intervening Event	Annex A
IRS	Annex A
knowledge	Annex A
Labor Organization	Section 3.17(a)
Leases	Section 3.18(b)
Legal Proceeding	Annex A
Liabilities	Annex A
Lien	Annex A
Material Contract	Annex A
Maximum Annual Premium	Section 7.10(b)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Moral Rights	Annex A
Nasdaq	Annex A
New Plans	Section 7.11(d)

Notice Period	Section 7.1(c)(ii)(C)
OFAC	Section 3.12(c)
Old Plans	Section 7.11(d)
Open Source Software	Annex A
Order	Annex A
Other Required Company Filing	Section 7.1(a)(vi)
Outstanding Stock Awards	Annex A
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Annex A
Patents	Annex A
Payment Agent	Section 2.2(a)
Payment Fund	Section 2.2(b)(i)
Permit	Annex A
Permitted Liens	Annex A
Person	Annex A
Personal Data	Annex A
Proxy Statement	Section 7.1(a)(i)
Real Property	Section 3.18(b)
Reference Date	Section 3.7(a)
Registered IP	Annex A
Relevant Antitrust Jurisdictions	Annex A
Remedies	Section 7.2(d)
Representatives	Annex A
Requisite Stockholder Approval	Section 3.2(f)
Restricted Stock Unit Consideration	Section 1.4(c)(ii)(B)
Restricted Stock Units	Annex A
Sanctions	Section 3.12(c)
Sarbanes-Oxley Act	Annex A
SEC	Annex A
SEC Reports	Section 3.7(a)
Securities Act	Annex A
Share	Recitals
Shares	Recitals
Shrink-Wrap Code	Annex A
Stock Award	Annex A
Stock Award Exchange Ratio	Annex A
Subsidiary	Annex A
Subsidiary Securities	Section 3.6(d)
Superior Proposal	Annex A
Surviving Corporation	Section 1.1
Takeover Statute	Annex A
Tax	Annex A
Tax Returns	Annex A
Termination Date	Section 9.1(b)
Third Party	Annex A
Top Customers	Section 3.25(a)
Top Suppliers	Section 3.25(a)
Trade Secrets	Annex A
Trademarks	Annex A
Transaction Litigation	Section 7.8
Uncertificated Shares	Section 1.4(b)(i)

Unvested Company Option	Annex A
Unvested Option Consideration	Section 1.4(c)(i)(B)
Unvested Payment Plan	Annex A
Vested Company Option	Annex A
Vested Option Consideration	Section 1.4(c)(i)(A)
Voting Agreement	Recitals
WARN	Annex A
Warrant	Annex A

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APIGEE CORPORATION

ARTICLE FIRST

The name of the corporation is Apigee Corporation (the “Corporation”).

ARTICLE SECOND

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, 19808, County of New Castle. The name of the registered agent at such address is Corporation Service Company.

ARTICLE THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOURTH

The Corporation is authorized to issue one class of stock to be designated Common Stock. The total number of shares of Common Stock authorized to be issued is one thousand (1,000) shares with a par value of $0.001 per share.

ARTICLE FIFTH

The name and mailing address of the incorporator are as follows:

Erica Kishi

Google Inc.

1600 Amphitheatre Parkway

Mountain View, California 94043

ARTICLE SIXTH

The Corporation is to have perpetual existence.

ARTICLE SEVENTH

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation, subject to the provisions of Article IX of the Bylaws of the Corporation.

ARTICLE EIGHTH

The number of directors that constitute the whole Board of Directors of the Corporation shall be determined in the manner specified in the Bylaws of the Corporation.

ARTICLE NINTH

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE TENTH

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE ELEVENTH

11.1 Limitation of Director’s Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”), as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

11.2 Indemnification of Corporate Agents.

(a) The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

(b) The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

11.3 Repeal or Modification. Any repeal or amendment of this Article Eleventh by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article Eleventh will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision.